Consolidated Financial Statements

136	Management’s Responsibility for Financial Information

137	Independent Auditor’s Report

140	Report of Independent Registered Public Accounting Firm

143	Consolidated Statement of Financial Position

144	Consolidated Statement of Income

145	Consolidated Statement of Comprehensive Income

146	Consolidated Statement of Changes in Equity

147	Consolidated Statement of Cash Flows

148	Notes to the 2024 Consolidated Financial Statements

2024 Scotiabank Annual Report | 135

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2024 and October 31, 2023 and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended October 31, 2024 prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Scott Thomson

President and Chief Executive Officer

Raj Viswanathan

Group Head and Chief Financial Officer

Toronto, Canada

December 3, 2024

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Bank of Nova Scotia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 3, 2024 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of Allowance for Credit Losses (ACL)

Refer to Notes 3 and 14 to the consolidated financial statements.

The Bank’s ACL on loans was $6,536 million as at October 31, 2024. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of a set of complex models. The ACL calculations reflect probability-weighted outcomes that consider multiple scenarios based on reasonable and supportable forecasts. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ECL are modeled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses whether there has been a significant increase in credit risk since origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, then lifetime ACL is recorded; otherwise, an ACL equal to 12 month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.

We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank’s key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. With the involvement of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. These included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology used to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the models used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and

140 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally, for a selection of non-retail loans, we evaluated the Bank’s assigned loan risk grades against the Bank’s borrower risk rating methodology.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments

Refer to Notes 3 and 8 to the consolidated financial statements.

The Bank measures certain financial assets and financial liabilities at fair value on a recurring basis. Where such financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required in the selection of valuation techniques and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include general partner valuations per net asset values (NAVs), interest rate volatility, equity volatility and equity correlation.

We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank’s valuation techniques and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) model validation at inception and periodically; (2) management’s review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 28 to the consolidated financial statements.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

We identified the assessment of some uncertain tax provisions as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s interpretation of tax legislation and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) the interpretation of tax legislation and the evaluation of the technical merits of tax positions; and (2) the determination of the best estimate of the provision required for these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in: (1) evaluating the Bank’s interpretations of tax legislation based on our knowledge and experience; (2) reading and evaluating advice obtained by the Bank from external counsel, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence with applicable taxation authorities.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.

Toronto, Canada

December 3, 2024

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Bank of Nova Scotia

Opinion on Internal Control Over Financial Reporting

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, The Bank of Nova Scotia (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of October 31, 2024, and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements) and our report dated December 3, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Controls and Accounting Policies section of Management’s Discussion and Analysis under the heading “Internal control over financial reporting”. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2024

142 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2024(1)	2023(1)
Assets
Cash and deposits with financial institutions	7		$63,860	$90,312
Precious metals			2,540	937
Trading assets
Securities	9	(a)	119,912	107,612
Loans	9	(b)	7,649	7,544
Other			2,166	2,712
			129,727	117,868
Securities purchased under resale agreements and securities borrowed			200,543	199,325
Derivative financial instruments	11		44,379	51,340
Investment securities	13		152,832	118,237
Loans
Residential mortgages	14		350,941	344,182
Personal loans	14		106,379	104,170
Credit cards	14		17,374	17,109
Business and government	14		292,671	291,822
			767,365	757,283
Allowance for credit losses	14	(e)	6,536	6,372
			760,829	750,911
Other
Customers’ liability under acceptances, net of allowance			148	18,628
Property and equipment	17		5,252	5,642
Investments in associates	18		1,821	1,925
Goodwill and other intangible assets	19		16,853	17,193
Deferred tax assets	28	(c)	2,942	3,541
Other assets	20		30,301	35,184
			57,317	82,113
			$1,412,027	$1,411,043
Liabilities
Deposits
Personal	21		$298,821	$288,617
Business and government	21		600,114	612,267
Financial institutions	21		44,914	51,449
			943,849	952,333
Financial instruments designated at fair value through profit or loss	10		36,341	26,779
Other
Acceptances			149	18,718
Obligations related to securities sold short			35,042	36,403
Derivative financial instruments	11		51,260	58,660
Obligations related to securities sold under repurchase agreements and securities lent			190,449	160,007
Subordinated debentures	22		7,833	9,693
Other liabilities	23		63,028	69,879
			347,761	353,360
			1,327,951	1,332,472
Equity
Common equity
Common shares	25	(a)	22,054	20,109
Retained earnings			57,751	55,673
Accumulated other comprehensive income (loss)			(6,147)	(6,931)
Other reserves			(68)	(84)
Total common equity			73,590	68,767
Preferred shares and other equity instruments	25	(b)	8,779	8,075
Total equity attributable to equity holders of the Bank			82,369	76,842
Non-controlling interests in subsidiaries	32	(b)	1,707	1,729
			84,076	78,571
			$1,412,027	$1,411,043

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

Aaron W. Regent	Scott Thomson
Chair of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

2024 Scotiabank Annual Report | 143

Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2024(1)	2023(1)
Revenue
Interest income(2)	33
Loans			$47,811	$45,043
Securities			9,160	6,833
Securities purchased under resale agreements and securities borrowed			1,602	1,478
Deposits with financial institutions			3,086	3,470
			61,659	56,824
Interest expense	33
Deposits			39,480	35,650
Subordinated debentures			490	471
Other			2,437	2,441
			42,407	38,562
Net interest income			19,252	18,262
Non-interest income
Card revenues			869	778
Banking services fees			1,955	1,879
Credit fees			1,585	1,861
Mutual funds			2,282	2,127
Brokerage fees			1,251	1,117
Investment management and trust			1,096	1,029
Underwriting and advisory fees			702	554
Non-trading foreign exchange			930	911
Trading revenues			1,634	1,580
Net gain on sale of investment securities	13	(e)	48	129
Net income from investments in associated corporations	18		198	153
Insurance service results			470	413
Other fees and commissions			1,247	1,073
Other			151	348
			14,418	13,952
Total revenue			33,670	32,214
Provision for credit losses	14	(e)	4,051	3,422
			29,619	28,792
Non-interest expenses
Salaries and employee benefits			9,855	9,590
Premises and technology			2,896	2,657
Depreciation and amortization			1,760	1,820
Communications			381	395
Advertising and business development			614	576
Professional			793	779
Business and capital taxes			682	634
Other			2,714	2,670
			19,695	19,121
Income before taxes			9,924	9,671
Income tax expense	28		2,032	2,221
Net income			$7,892	$7,450
Net income attributable to non-controlling interests in subsidiaries	32	(b)	134	112
Net income attributable to equity holders of the Bank			$7,758	$7,338
Preferred shareholders and other equity instrument holders			472	419
Common shareholders			$7,286	$6,919
Earnings per common share (in dollars)
Basic	34		$5.94	$5.78
Diluted	34		5.87	5.72
Dividends paid per common share (in dollars)	25	(a)	4.24	4.18

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $59,871 for the year ended October 31, 2024 (October 31, 2023 – $54,824).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2024(1)	2023(1)
Net income	$7,892	$7,450
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(2,511)	1,345
Net gains (losses) on hedges of net investments in foreign operations	886	(577)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	2	2
Net gains (losses) on hedges of net investments in foreign operations	238	(176)
	(1,865)	942
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	2,977	176
Reclassification of net (gains) losses to net income	(2,126)	327
Income tax expense (benefit):
Net gains (losses) in fair value	806	19
Reclassification of net (gains) losses to net income	(567)	106
	612	378
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	5,195	3,763
Reclassification of net (gains) losses to net income	(2,000)	(3,455)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	1,363	1,034
Reclassification of net (gains) losses to net income	(511)	(971)
	2,343	245
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	2	(19)
Income tax expense (benefit)	1	(2)
	1	(17)
Other comprehensive income (loss) from investments in associates	(1)	(16)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(195)	108
Income tax expense (benefit)	(59)	(6)
	(136)	114
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	444	(253)
Income tax expense (benefit)	106	(73)
	338	(180)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(804)	(1,338)
Income tax expense (benefit)	(223)	(353)
	(581)	(985)
Other comprehensive income (loss) from investments in associates	1	2
Other comprehensive income (loss)	712	483
Comprehensive income	$8,604	$7,933
Comprehensive income (loss) attributable to non-controlling interests	62	317
Comprehensive income attributable to equity holders of the Bank	$8,542	$7,616
Preferred shareholders and other equity instrument holders	472	419
Common shareholders	$8,070	$7,197

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

2024 Scotiabank Annual Report | 145

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 25)	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 25)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 32(b))	Total
Balance as at October 31, 2023(3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	7,286	–	–	–	–	–	–	7,286	472	7,758	134	7,892
Other comprehensive income (loss)	–	–	(1,804)	613	325	2,348	(698)	–	784	–	784	(72)	712
Total comprehensive income	$–	$7,286	$(1,804)	$613	$325	$2,348	$(698)	$–	$8,070	$472	$8,542	$62	$8,604
Shares/instruments issued	1,945	–	–	–	–	–	–	(4)	1,941	1,004	2,945	–	2,945
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(5,198)	–	–	–	–	–	–	(5,198)	(472)	(5,670)	(88)	(5,758)
Share-based payments(4)	–	–	–	–	–	–	–	13	13	–	13	–	13
Other	–	(10)	–	–	–	–	–	7	(3)	–	(3)	4	1
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Cumulative impact of adopting IFRS 17, net of tax	–	(1)	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Restated Balance as at November 1, 2022	$18,707	$53,760	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,149	$8,075	$73,224	$1,524	$74,748
Net income	–	6,919	–	–	–	–	–	–	6,919	419	7,338	112	7,450
Other comprehensive income (loss)	–	–	766	378	(201)	240	(905)	–	278	–	278	205	483
Total comprehensive income	$–	$6,919	$766	$378	$(201)	$240	$(905)	$–	$7,197	$419	$7,616	$317	$7,933
Shares/instruments issued	1,402	–	–	–	–	–	–	(3)	1,399	–	1,399	–	1,399
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(5,003)	–	–	–	–	–	–	(5,003)	(419)	(5,422)	(101)	(5,523)
Share-based payments(4)	–	–	–	–	–	–	–	14	14	–	14	–	14
Other	–	(3)	(43)	–	(1)	1	–	57	11	–	11	(11)	–
Balance as at October 31, 2023(3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571

(1)	Includes undistributed retained earnings of $74 (2023 – $71) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(4)	Represents amounts on account of share-based payments (refer to Note 27).

The accompanying notes are an integral part of these consolidated financial statements

146 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2024(1)	2023(1)
Cash flows from operating activities
Net income	$7,892	$7,450
Adjustment for:
Net interest income	(19,252)	(18,262)
Depreciation and amortization	1,760	1,820
Provision for credit losses	4,051	3,422
Impairment on investments in associates	343	185
Equity-settled share-based payment expense	13	14
Net gain on sale of investment securities	(48)	(129)
Net (gain)/loss on divestitures	136	(367)
Net income from investments in associated corporations	(198)	(153)
Income tax expense	2,032	2,221
Changes in operating assets and liabilities:
Trading assets	(11,370)	(2,689)
Securities purchased under resale agreements and securities borrowed	108	(18,966)
Loans	(17,712)	4,414
Deposits	(816)	19,478
Obligations related to securities sold short	(1,690)	(4,616)
Obligations related to securities sold under repurchase agreements and securities lent	28,753	15,937
Net derivative financial instruments	4,159	2,080
Other, net	457	(161)
Interest and dividends received	61,292	56,916
Interest paid	(42,273)	(34,731)
Income tax paid	(1,985)	(2,139)
Net cash from/(used in) operating activities	15,652	31,724
Cash flows from investing activities
Interest-bearing deposits with financial institutions	25,557	(23,538)
Purchase of investment securities	(108,281)	(100,919)
Proceeds from sale and maturity of investment securities	76,794	94,875
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	895
Property and equipment, net of disposals	(489)	(442)
Other, net	(1,031)	(911)
Net cash from/(used in) investing activities	(7,450)	(30,040)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,000	1,447
Redemption of subordinated debentures	(3,250)	(78)
Proceeds from preferred shares and other equity instruments issued	1,004	–
Redemption of preferred shares	(300)	–
Proceeds from common shares issued	1,945	1,402
Cash dividends and distributions paid	(5,670)	(5,422)
Distributions to non-controlling interests	(88)	(101)
Payment of lease liabilities	(303)	(325)
Other, net	(3,176)	311
Net cash from/(used in) financing activities	(8,838)	(2,766)
Effect of exchange rate changes on cash and cash equivalents	(131)	190
Net change in cash and cash equivalents	(767)	(892)
Cash and cash equivalents at beginning of year(2)	10,173	11,065
Cash and cash equivalents at end of year(2)	$9,406	$10,173

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 7).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Notes to the 2024 Consolidated Financial Statements

Page	Note

149	1	Reporting entity

149	2	Basis of preparation

150	3	Material accounting policies

164	4	Transition to IFRS 17

164	5	Interest rate benchmark reform

164	6	Future accounting developments

164	7	Cash and deposits with financial institutions

164	8	Fair value of financial instruments

170	9	Trading assets

171	10	Financial instruments designated at fair value through profit or loss

172	11	Derivative financial instruments

180	12	Offsetting financial assets and financial liabilities

181	13	Investment securities

184	14	Loans, impaired loans and allowance for credit losses

193	15	Derecognition of financial assets

194	16	Structured entities

196	17	Property and equipment

197	18	Investments in associates

197	19	Goodwill and other intangible assets

Page	Note

200	20	Other assets

200	21	Deposits

201	22	Subordinated debentures

201	23	Other liabilities

202	24	Provisions

203	25	Common shares, preferred shares and other equity instruments

205	26	Capital management

206	27	Share-based payments

208	28	Corporate income taxes

210	29	Employee benefits

216	30	Operating segments

217	31	Related party transactions

219	32	Principal subsidiaries and non-controlling interests in subsidiaries

220	33	Interest income and expense

221	34	Earnings per share

221	35	Guarantees, commitments and pledged assets

223	36	Financial instruments – risk management

230	37	Acquisitions and divestitures

148 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

1	Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2	Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2024 have been approved by the Board of Directors for issue on December 3, 2024.

Certain comparative amounts have been restated to conform with the basis of presentation in the current year.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other factors and assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and provisions. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for the Bank’s involvement with other entities.

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Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 14(e)

Fair value of financial instruments	Note 3 Note 8

Corporate income taxes	Note 3 Note 28

Employee benefits	Note 3 Note 29

Goodwill and intangible assets	Note 3 Note 19

Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 37

Impairment of investment securities	Note 3 Note 13

Impairment of non-financial assets	Note 3 Note 17 Note 18 Note 19

Structured entities	Note 3 Note 16

De facto control of other entities	Note 3 Note 32

Derecognition of financial assets and liabilities	Note 3 Note 15

Provisions	Note 3 Note 24

3	Material Accounting Policies

The material accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. For the Bank to control an entity, all three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. The net income attributable to non-controlling interests is presented separately in the Consolidated Statement of Income. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

150 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

The Bank’s investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investments in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method, which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of the consideration paid or received. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Classification and measurement, derecognition, and impairment of financial instruments

Classification and measurement

Classification and measurement of financial assets

Financial assets include both debt and equity instruments, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL

Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

2024 Scotiabank Annual Report | 151

Consolidated Financial Statements

Business model assessment

A business model assessment involves determining how financial assets are managed to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of this business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses the business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•	How the business lines’ management is compensated for managing the Bank’s assets based on the fair value or the contractual cash flows collected;
•	Whether the assets are held for trading purposes;
•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.

Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.

If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on the acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognized in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

Debt instruments measured at FVTPL

Debt instruments are measured at FVTPL if assets:

(i)	are held for trading purposes;
(ii)	are held as part of a portfolio managed on a fair value basis; or
(iii)	whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Debt instruments designated at FVTPL

The Bank designates certain debt instruments at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated, and doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

152 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Debt instruments designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).

Equity instruments measured at FVTPL

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized in the Consolidated Statement of Income.

Equity instruments measured at FVOCI

At initial recognition, the Bank has an option to classify non-trading equity instruments at FVOCI. This election is irrevocable and is made on an instrument-by-instrument basis.

Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Classification and measurement of financial liabilities

Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.

Financial liabilities measured at FVTPL

Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest income. Transaction costs are expensed as incurred.

Financial liabilities measured at amortized cost

Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.

Financial liabilities designated at FVTPL

The Bank designates certain financial liabilities at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated.

Financial liabilities are designated at FVTPL when it meets one of the following criteria:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in line with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Determination of fair value

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13, Fair Value Measurement permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets.

2024 Scotiabank Annual Report | 153

Consolidated Financial Statements

Derecognition of financial assets and liabilities

Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as at FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•

Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•

Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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Consolidated Financial Statements

Forward-looking information

The estimation of expected credit losses for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house-price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.

Multiple forward-looking scenarios

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk is assessed based on thresholds that exist by product which consider the change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•

Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.

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Consolidated Financial Statements

For all financial assets modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount or term. The original loan is derecognized, and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, except for credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result, no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit-Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12-month allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Modification of financial instruments in the context of interest rate benchmark reform – Phase 2 amendments

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost is changed as a result of interest rate benchmark reform (IBOR reform), the Bank updates the effective interest rate of the financial asset or financial liability similar to a floating rate financial instrument and does not derecognize or adjust the carrying amount (the practical expedient). The practical expedient is applied only when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank sequentially updates the effective interest first to reflect the change required by IBOR reform and then applies its policies on modification or derecognition of financial assets and financial liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprise cash, cash equivalents, demand deposits with banks and other financial institutions, and highly liquid investments that are readily convertible to cash, subject to an insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.

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Consolidated Financial Statements

Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.

These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or more than, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under a repurchase agreement or securities purchased under a reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other risk exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account.

Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on the Consolidated Statement of Financial Position on a combined basis with the host contracts. Changes in fair value of embedded derivatives that are separated from the host contract are recognized in non-interest income in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 Financial Instruments: Disclosures.

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used, and the method used to assess the effectiveness of the hedge.

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Consolidated Financial Statements

The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment). In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the IBOR reform, the Bank will assume that the benchmark interest rate is not altered as a result of the IBOR reform. In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the IBOR reform falls outside of the 80-125% range solely as a result of the IBOR reform, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income. When the basis for determining the contractual cash flows of existing hedge relationships changes as a result of the IBOR reform, the Bank updates the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of the IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by the IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as the Bank reasonably expects that the alternative benchmark rate will become separately identifiable within a 24-month period from its first designation.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest income directly if the hedged item ceases to exist. The Bank uses fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest income and/or salaries and employee benefits. The Bank uses cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the IBOR Reform, it is assumed that the benchmark interest rate will not be altered as a result of the IBOR Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – up to 40 years, building fittings – up to 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

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Consolidated Financial Statements

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of a business. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a financial liability is recognized based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less cost of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors, including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.

VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating cash flow projections, discount rate and terminal growth rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macroeconomic conditions, forecasted earnings and business strategy for the CGU. The discount rate is based on the cost of capital while the terminal growth rate is based on the long-term growth expectations in the relevant countries.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately, through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, initial measurement includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are only tested for impairment when events or circumstances indicate that the carrying value may be impaired.

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Consolidated Financial Statements

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill, indefinite life intangible assets and deferred tax assets, which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists, the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences, which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Income tax is recognized in the Consolidated Statement of Income, except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee, it recognizes a right-of-use (ROU) asset and a lease liability, except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items, the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate that takes into account the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – other in the Consolidated Statement of Income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

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Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

The Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability for remaining coverage be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. A liability for incurred claims is established based on expected claims and expenses, with a risk adjustment for non-financial risk, required to settle past insured events.

For long duration contracts, the Bank recognizes probability-weighted discounted fulfilment cashflows and a risk adjustment for non-financial risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract.

Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings) and defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits, such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions, including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

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Consolidated Financial Statements

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in non-interest income – trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest income.

Fee and commission revenues

Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank’s products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest expenses.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.

Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.

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Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend date for listed equity securities.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest, including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are remeasured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the remeasurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

For plain vanilla options and stock appreciation rights, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk-free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Dividends on shares

Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

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Consolidated Financial Statements

4	Transition to IFRS 17

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 provides three models to apply to all insurance contracts: the general measurement model, the variable fee approach, and the premium allocation approach.

On transition, IFRS 17 is applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used. The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was applied for its longer duration contracts. The Bank has restated the comparative year results from the transition date of November 1, 2022, in accordance with the standard. The impact of adopting IFRS 17 was not significant to the Bank.

5	Interest Rate Benchmark Reform

The publication of the 1-month, 2-month and 3-month Canadian Dollar Offered Rate (CDOR) tenors ceased as of June 28, 2024. The Bank has successfully transitioned all contracts referencing CDOR and Bankers Acceptances (BAs) to alternative rates such as Canadian Overnight Repo Rate Average (CORRA) or Prime.

6	Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2026

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Amendments

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address post-implementation review findings of IFRS 9 Financial Instruments.

The amendments introduce an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for the Bank on November 1, 2026, and early adoption is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. The Bank is currently assessing the impact of these amendments.

Effective November 1, 2027

IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements on April 9, 2024, to replace IAS 1 Presentation of Financial Statements and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.

IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

7	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2024		2023
Cash and non-interest-bearing deposits with financial institutions	$9,406		$10,173
Interest-bearing deposits with financial institutions	54,454		80,139
Total	$63,860	(1)	$90,312	(1)

(1)	Net of allowances of $3 (2023 – $7).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties, and these amounted to $5,322 million (2023 – $5,758 million) and are included above.

8	Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Independent Price Verification (IPV) is undertaken to assess the accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains a list of approved pricing sources that

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Consolidated Financial Statements

are used in the IPV process. These sources include, but are not limited to, brokers, exchanges and pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed to determine the market presence and reliability of market levels.

Quoted prices are not always available for over-the-counter (OTC) transactions as well as for transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 169.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans are comprised of loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication. Trading loans that serve as hedges to loan-based credit total return swaps and precious metals certificate liabilities are valued using consensus prices from Bank approved independent pricing services. The fair value of loans subject to sale through syndication approximates their carrying value due to the short-term nature of these loans.

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available. Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values.

For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features.

Corporate and other debt

Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market. Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread, and interest rate curves. These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments.

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers. In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value.

Equity securities

The fair value of equity securities is based on unadjusted quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements.

Derivatives

Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot, forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs, such as volatility, correlation, and forward curves, may include long dated contracts (interest rate swaps, currency swaps, option contracts, commodity contracts and certain credit default swaps) and other derivative products that reference a basket of assets.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

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Consolidated Financial Statements

•	For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows at market interest rates for loans with similar credit risks.
•	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at market interest rates.
•	For all floating rate loans fair value is assumed to equal carrying value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal carrying value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates currently offered for deposits with similar terms.

For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts.

Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates. Some structured notes may have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation.

Obligations related to securities sold short

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks. The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term or market prices for instruments with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2024(1)		2023(1)
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$63,860	$63,860	$90,312	$90,312
Trading assets	129,727	129,727	117,868	117,868
Securities purchased under resale agreements and securities borrowed	200,543	200,543	199,325	199,325
Derivative financial instruments	44,379	44,379	51,340	51,340
Investment securities – FVOCI and FVTPL	123,420	123,420	86,253	86,253
Investment securities – Amortized cost	28,422	29,412	29,816	31,984
Loans	757,825	760,829	736,366	750,911
Customers’ liability under acceptances	148	148	18,628	18,628
Other financial assets	22,467	22,467	26,614	26,614
Liabilities:
Deposits	941,290	943,849	942,112	952,333
Financial instruments designated at fair value through profit or loss	36,341	36,341	26,779	26,779
Acceptances	149	149	18,718	18,718
Obligations related to securities sold short	35,042	35,042	36,403	36,403
Derivative financial instruments	51,260	51,260	58,660	58,660
Obligations related to securities sold under repurchase agreements and securities lent	190,449	190,449	160,007	160,007
Subordinated debentures	7,814	7,833	9,358	9,693
Other financial liabilities	53,342	53,387	49,363	51,302

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

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Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2024				2023
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$2,540	$–	$2,540	$–	$937	$–	$937
Trading assets
Loans	–	7,649	–	7,649	–	7,540	4	7,544
Canadian federal government and government guaranteed debt	11,229	3,742	–	14,971	13,766	3,603	–	17,369
Canadian provincial and municipal debt	6,228	2,185	–	8,413	5,299	4,154	–	9,453
U.S. treasury and other U.S. agencies’ debt	15,050	–	–	15,050	11,218	–	–	11,218
Other foreign governments’ debt	422	9,932	–	10,354	19	10,626	–	10,645
Corporate and other debt	4,940	6,990	4	11,934	3,431	7,748	–	11,179
Equity securities	59,081	88	21	59,190	47,665	67	16	47,748
Other	–	2,166	–	2,166	–	2,712	–	2,712
	$96,950	$32,752	$25	$129,727	$81,398	$36,450	$20	$117,868
Investment securities(2)
Canadian federal government and government guaranteed debt	$12,739	$8,801	$–	$21,540	$7,674	$4,713	$–	$12,387
Canadian provincial and municipal debt	12,823	4,702	–	17,525	3,695	3,451	–	7,146
U.S. treasury and other U.S. agencies’ debt	39,999	6,377	–	46,376	25,058	3,640	–	28,698
Other foreign governments’ debt	3,940	25,346	–	29,286	2,527	28,891	–	31,418
Corporate and other debt	133	3,359	35	3,527	–	2,512	40	2,552
Equity securities	2,983	317	1,866	5,166	2,010	333	1,709	4,052
	$72,617	$48,902	$1,901	$123,420	$40,964	$43,540	$1,749	$86,253
Derivative financial instruments
Interest rate contracts	$–	$11,584	$–	$11,584	$–	$15,942	$–	$15,942
Foreign exchange and gold contracts	–	26,004	–	26,004	–	29,465	2	29,467
Equity contracts	150	4,313	44	4,507	54	3,066	27	3,147
Credit contracts	–	180	2	182	–	342	2	344
Commodity contracts	–	2,095	7	2,102	–	2,430	10	2,440
	$150	$44,176	$53	$44,379	$54	$51,245	$41	$51,340
Liabilities:
Deposits(3)	$–	$193	$–	$193	$–	$(95)	$–	$(95)
Financial liabilities designated at fair value through profit or loss	–	36,341	–	36,341	–	26,779	–	26,779
Obligations related to securities sold short	30,721	4,319	2	35,042	29,921	6,482	–	36,403

Derivative financial instruments
Interest rate contracts	–	17,895	13	17,908	–	25,079	2	25,081
Foreign exchange and gold contracts	–	25,900	–	25,900	–	28,013	–	28,013
Equity contracts	139	4,687	19	4,845	135	3,106	17	3,258
Credit contracts	–	46	1	47	–	27	1	28
Commodity contracts	–	2,550	10	2,560	–	2,274	6	2,280
	$139	$51,078	$43	$51,260	$135	$58,499	$26	$58,660

Instruments not carried at fair value(4):
Assets:
Investment securities – amortized cost	$1,127	$27,295	$–	$28,422	$1,627	$28,189	$–	$29,816
Loans(5)	–	–	399,139	399,139	–	–	415,738	415,738

Liabilities:
Deposits(5)	–	411,838	–	411,838	–	425,251	–	425,251
Subordinated debentures	–	7,814	–	7,814	–	9,358	–	9,358
Other liabilities	–	21,563	499	22,062	–	24,651	–	24,651

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $29,412 (October 31, 2023 – $31,984).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
(4)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(5)	Represents fixed rate instruments.

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Consolidated Financial Statements

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy as at October 31, 2024, comprised of loans, structured corporate bonds, equity securities, derivatives, and obligations related to securities sold short.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2024.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2024
($ millions)	Fair value November 1 2023	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2024	Change in unrealized gains/(losses) recorded in income for instruments still held(2)
Trading assets
Loans	$4	$–	$–	$27	$–	$(31)	$–	$–
Corporate and other debt	–	–	–	8	–	(4)	4	–
Equity securities	16	(1)	–	9	(22)	19	21	(1)
	20	(1)	–	44	(22)	(16)	25	(1)

Investment securities
Corporate and other debt	40	(9)	4	7	–	(7)	35	(9)
Equity securities	1,709	109	(29)	244	(207)	40	1,866	109
	1,749	100	(25)	251	(207)	33	1,901	100

Derivative financial instruments – assets
Interest rate contracts	–	–	–	8	(8)	–	–	–
Foreign exchange and gold contracts	2	–	–	–	–	(2)	–	–
Equity contracts	27	(7)	–	17	–	7	44	(7	)(3)
Credit contracts	2	1	–	–	(1)	–	2	1
Commodity contracts	10	(3)	–	–	–	–	7	(3)

Derivative financial instruments – liabilities
Interest rate contracts	(2)	(1)	–	(12)	–	2	(13)	(1)
Equity contracts	(17)	2	–	(4)	1	(1)	(19)	2	(3)
Credit contracts	(1)	1	–	–	(1)	–	(1)	1
Commodity contracts	(6)	(4)	–	–	–	–	(10)	(4)
	15	(11)	–	9	(9)	6	10	(11)
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)	–
Total	$1,784	$88	$(25)	$304	$(238)	$21	$1,934	$88

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the unrealized gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2023.

	As at October 31, 2023
($ millions)	Fair value November 1 2022	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2023
Trading assets	12	–	–	8	(33)	33	20
Investment securities	1,688	56	16	233	(143)	(101)	1,749
Derivative financial instruments	10	(11)	–	(7)	(1)	24	15
Obligations related to securities sold short	(3)	–	–	–	3	–	–

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The following significant transfers made between Levels 1 and 2 were based on whether the fair value was determined using quoted market prices from an active market.

During the year ended October 31, 2024:

•	Trading assets of $1,867 million, investment securities of $3,010 million and obligations related to securities sold short of $396 million were transferred out of Level 2 into Level 1.

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Consolidated Financial Statements

•	Trading assets of $712 million, investment securities of $698 million and obligations related to securities sold short of $6 million were transferred out of Level 1 into Level 2.

During the year ended October 31, 2023:

•	Trading assets of $1,413 million, investment securities of $1,204 million and obligations related to securities sold short of $114 million were transferred out of Level 2 into Level 1.
•	Trading assets of $758 million, investment securities of $752 million and obligations related to securities sold short of $169 million were transferred out of Level 1 into Level 2.

The following significant transfers made between Levels 2 and 3 were based on whether the fair value was determined using significant unobservable inputs.

During the year ended October 31, 2024:

•	There were no significant transfers into and out of Level 3.

During the year ended October 31, 2023:

•	Investment in equity securities of $101 million were transferred out of Level 3 into Level 2.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities		General Partner valuations

Private equity securities(2)	Market comparable	per net asset value	n/a	(79)/79

Derivative financial instruments

Interest rate contracts	Option pricing			(2)/2
	model	Interest rate volatility	80% - 220%

Equity contracts	Option pricing	Equity volatility	8% - 414%
	model	Equity correlation	(36%) - 94%	(28)/28
Commodity contracts	Discounted cash flow	Forward curves	6% - 15%	(4)/4

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)

The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

General Partner (GP) Valuations per Net Asset Value

Net asset values provided by GPs represent the fair value of investments in private equity securities.

Correlation

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility for equity derivatives is a measure of the underlying price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.

Forward curves

Monthly forward curves for commodity contracts are required inputs to valuation. A portion of the forward curves are unobservable.

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Consolidated Financial Statements

9	Trading Assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2024 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$352	$1,646	$6,182	$3,626	$3,165	$–	$14,971
Canadian provincial and municipal debt	920	893	1,774	937	3,889	–	8,413
U.S. treasury and other U.S. agency debt	1,724	2,439	7,237	2,461	1,189	–	15,050
Other foreign government debt	1,458	3,663	3,883	1,046	304	–	10,354
Equity securities	–	–	–	–	–	59,190	59,190
Other	316	2,468	5,792	2,728	623	7	11,934
Total	$4,770	$11,109	$24,868	$10,798	$9,170	$59,197	$119,912
Total by currency (in Canadian equivalent):
Canadian dollar	$1,570	$3,452	$9,779	$5,029	$7,397	$27,688	$54,915
U.S. dollar	1,604	3,643	10,711	4,426	1,570	24,796	46,750
Mexican peso	704	1,714	2,135	101	63	59	4,776
Other currencies	892	2,300	2,243	1,242	140	6,654	13,471
Total trading securities	$4,770	$11,109	$24,868	$10,798	$9,170	$59,197	$119,912

As at October 31, 2023 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$1,736	$3,236	$8,216	$2,308	$1,873	$–	$17,369
Canadian provincial and municipal debt	1,938	1,376	1,379	1,128	3,632	–	9,453
U.S. treasury and other U.S. agency debt	1,337	4,392	2,873	1,973	643	–	11,218
Other foreign government debt	3,437	3,908	2,593	549	158	–	10,645
Equity securities	–	–	–	–	–	47,625	47,625
Other	274	919	6,697	2,527	762	123	11,302
Total	$8,722	$13,831	$21,758	$8,485	$7,068	$47,748	$107,612
Total by currency (in Canadian equivalent):
Canadian dollar	$3,784	$5,178	$11,924	$4,347	$6,021	$30,154	$61,408
U.S. dollar	1,709	4,568	6,766	3,404	890	12,001	29,338
Mexican peso	591	2,097	2,031	134	18	32	4,903
Other currencies	2,638	1,988	1,037	600	139	5,561	11,963
Total trading securities	$8,722	$13,831	$21,758	$8,485	$7,068	$47,748	$107,612

(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2024	2023
Trading loans(1)(2)
U.S.(3)	$6,154	$5,844
Europe(4)	458	601
Canada(4)	980	1,068
Other(4)	57	31
Total	$7,649	$7,544

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are primarily denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps.
(4)	Includes trading loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication.

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Consolidated Financial Statements

10	Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1) Gains/(Losses)		Cumulative change in FV(2) Gains/(Losses)
	As at		For the year ended
October 31 ($ millions)	2024	2023	2024	2023	2024	2023
Liabilities:
Senior note liabilities(3)	$36,341	$26,779	$(4,515)	$762	$4,140	$8,655

(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying Value	Difference between contractual maturity amount and carrying value	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk(1) Gains/(Losses)
As at October 31, 2024	$40,481	$36,341	$4,140	$(804)	$(913)
As at October 31, 2023	$35,434	$26,779	$8,655	$(1,338)	$(109)

(1)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.

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Consolidated Financial Statements

11	Derivative Financial Instruments

(a)	Notional amounts(1)

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Commodity and other contracts includes energy, precious metals other than gold and other commodities.

	2024			2023
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$606,019	$–	$606,019	$445,831	$–	$445,831
Options purchased	5,848	–	5,848	12,829	–	12,829
Options written	5,430	–	5,430	11,787	–	11,787
	617,297	–	617,297	470,447	–	470,447
Over-the-counter:
Forward rate agreements	215	–	215	–	–	–
Swaps	427,122	53,481	480,603	383,961	40,250	424,211
Options purchased	45,572	–	45,572	42,320	–	42,320
Options written	49,595	–	49,595	50,717	–	50,717
	522,504	53,481	575,985	476,998	40,250	517,248
Over-the-counter (settled through central counterparties):
Forward rate agreements	86,657	–	86,657	92,773	–	92,773
Swaps	5,694,823	278,314	5,973,137	5,057,948	219,390	5,277,338
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	5,781,480	278,314	6,059,794	5,150,721	219,390	5,370,111
Total	$6,921,281	$331,795	$7,253,076	$6,098,166	$259,640	$6,357,806
Foreign exchange and gold contracts
Exchange-traded:
Futures	$21,952	$–	$21,952	$21,336	$–	$21,336
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	21,952	–	21,952	21,336	–	21,336
Over-the-counter:
Spot and forwards	541,732	21,156	562,888	448,449	23,364	471,813
Swaps	771,246	108,558	879,804	722,095	139,184	861,279
Options purchased	25,135	–	25,135	33,155	–	33,155
Options written	36,390	–	36,390	37,292	–	37,292
	1,374,503	129,714	1,504,217	1,240,991	162,548	1,403,539
Over-the-counter (settled through central counterparties):
Spot and forwards	24,865	–	24,865	16,011	–	16,011
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	24,865	–	24,865	16,011	–	16,011
Total	$1,421,320	$129,714	$1,551,034	$1,278,338	$162,548	$1,440,886
Other derivative contracts
Exchange-traded:
Equity	$59,329	$–	$59,329	$54,880	$–	$54,880
Credit	–	–	–	–	–	–
Commodity and other contracts	46,304	–	46,304	31,321	–	31,321
	105,633	–	105,633	86,201	–	86,201
Over-the-counter:
Equity	83,455	965	84,420	72,005	818	72,823
Credit	18,086	–	18,086	18,408	–	18,408
Commodity and other contracts	36,596	–	36,596	28,912	–	28,912
	138,137	965	139,102	119,325	818	120,143
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	9,069	–	9,069	9,553	–	9,553
Commodity and other contracts	251	–	251	150	–	150
	9,320	–	9,320	9,703	–	9,703
Total	$253,090	$965	$254,055	$215,229	$818	$216,047
Total notional amounts outstanding	$8,595,691	$462,474	$9,058,165	$7,591,733	$423,006	$8,014,739

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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Consolidated Financial Statements

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2024 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$478,886	$127,133	$–	$606,019
Forward rate agreements	85,447	1,217	208	86,872
Swaps	2,190,218	2,760,062	1,503,460	6,453,740
Options purchased	30,562	18,095	2,763	51,420
Options written	23,960	19,897	11,168	55,025
	2,809,073	2,926,404	1,517,599	7,253,076
Foreign exchange and gold contracts
Futures	16,289	5,663	–	21,952
Spot and forwards	543,486	38,039	6,228	587,753
Swaps	210,318	455,694	213,792	879,804
Options purchased	18,121	6,788	226	25,135
Options written	28,533	7,662	195	36,390
	816,747	513,846	220,441	1,551,034
Other derivative contracts
Equity	103,234	39,521	994	143,749
Credit	12,661	9,553	4,941	27,155
Commodity and other contracts	57,307	25,467	377	83,151
	173,202	74,541	6,312	254,055
Total	$3,799,022	$3,514,791	$1,744,352	$9,058,165

As at October 31, 2023 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$316,054	$129,359	$418	$445,831
Forward rate agreements	91,900	873	–	92,773
Swaps	1,887,305	2,452,721	1,361,523	5,701,549
Options purchased	32,854	19,765	2,530	55,149
Options written	30,878	19,808	11,818	62,504
	2,358,991	2,622,526	1,376,289	6,357,806
Foreign exchange and gold contracts
Futures	14,793	6,512	31	21,336
Spot and forwards	447,100	32,459	8,265	487,824
Swaps	204,224	439,600	217,455	861,279
Options purchased	23,978	8,480	697	33,155
Options written	28,148	8,392	752	37,292
	718,243	495,443	227,200	1,440,886
Other derivative contracts
Equity	94,113	33,062	528	127,703
Credit	13,824	7,485	6,652	27,961
Commodity and other contracts	39,421	20,372	590	60,383
	147,358	60,919	7,770	216,047
Total	$3,224,592	$3,178,888	$1,611,259	$8,014,739

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2024. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization

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Consolidated Financial Statements

against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the 2024 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made1. CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Commodity and other contracts includes energy, precious metals other than gold, and other commodities.

	2024(1)				2023(1)
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk- Weighted Assets
Interest rate contracts
Futures	$606,019	$–	$27	$1	$445,831	$–	$17	$1
Forward rate agreements	86,872	70	88	57	92,773	128	59	39
Swaps	6,453,740	4,052	4,157	876	5,701,549	4,678	8,322	611
Options purchased	51,420	13	229	56	55,149	41	164	49
Options written	55,025	–	16	4	62,504	–	16	4
	7,253,076	4,135	4,517	994	6,357,806	4,847	8,578	704
Foreign exchange and gold contracts
Futures	21,952	–	354	7	21,336	–	388	8
Spot and forwards	587,753	1,560	4,868	1,168	487,824	1,544	4,458	1,168
Swaps	879,804	40	7,965	1,472	861,279	1,289	10,665	1,993
Options purchased	25,135	343	633	214	33,155	410	693	218
Options written	36,390	–	19	4	37,292	–	26	7
	1,551,034	1,943	13,839	2,865	1,440,886	3,243	16,230	3,394
Other derivative contracts
Equity	143,749	1,586	10,848	1,742	127,703	1,102	7,747	1,325
Credit	27,155	107	141	29	27,961	130	60	14
Commodity and other contracts	83,151	1,098	3,259	487	60,383	1,502	3,402	348
	254,055	2,791	14,248	2,258	216,047	2,734	11,209	1,687
Credit Valuation Adjustment	–	–	–	4,631	–	–	–	4,703
Total derivatives	$9,058,165	$8,869	$32,604	$10,748	$8,014,739	$10,824	$36,017	$10,488
Amount settled through central counterparties(3)
Exchange-traded	744,882	–	5,158	117	577,984	–	4,078	93
Over-the-counter	6,093,979	–	1,063	21	5,395,825	–	4,256	85
	$6,838,861	$–	$6,221	$138	$5,973,809	$–	$8,334	$178

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)

The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $35,510 (2023 – $40,516) for CRA, and $87,284 (2023 – $87,034) for CEA.

(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

[1]	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

174 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2024		2024		2023
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$91	$81	$70	$72	$128	$–
Swaps	7,969	9,676	7,767	9,357	8,844	11,112
Options	541	681	803	496	1,413	586
	8,601	10,438	8,640	9,925	10,385	11,698
Foreign exchange and gold contracts
Forwards	5,268	4,602	6,672	5,482	7,319	5,574
Swaps	9,392	9,667	11,110	14,272	12,251	12,663
Options	462	487	492	446	627	601
	15,122	14,756	18,274	20,200	20,197	18,838
Other derivative contracts
Equity	3,599	4,313	4,469	4,844	3,146	3,174
Credit	228	29	182	47	344	28
Commodity and other contracts	2,449	2,597	2,102	2,560	2,440	2,280
	6,276	6,939	6,753	7,451	5,930	5,482
Trading derivatives’ market valuation	$29,999	$32,133	$33,667	$37,576	$36,512	$36,018
Hedging
Interest rate contracts
Swaps			$2,944	$7,983	$5,557	$13,383
Foreign exchange and gold contracts
Forwards			410	255	224	667
Swaps			7,320	5,445	9,046	8,508
			$7,730	$5,700	$9,270	$9,175
Other derivative contracts
Equity			$38	$1	$1	$84
Hedging derivatives’ market valuation			$10,712	$13,684	$14,828	$22,642
Total derivative financial instruments as per Statement of Financial Position			$44,379	$51,260	$51,340	$58,660

(1)

The average fair value of trading derivatives’ market valuation for the year ended October 31, 2023 was: favourable $35,211 and unfavourable $33,414. Average fair value amounts are based on the latest 13 month-end balances.

(e)	Hedging activities

The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.

Interest rate risk

Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates.

Foreign currency risk

In fair value hedges, cross-currency swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency basis swaps and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency to another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.

2024 Scotiabank Annual Report | 175

Consolidated Financial Statements

Equity risk

Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%. The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in key terms such as the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”.

The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2024				2023
	Notional amounts(1)				Notional amounts(1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$32,689	$137,123	$25,427	$195,239	$20,101	$85,858	$13,987	$119,946

Cash flow hedges
Interest rate risk – swaps	29,411	72,802	13,160	115,373	19,356	78,159	24,809	122,324
Foreign currency/interest rate risk – swaps	5,516	19,291	4,359	29,166	10,921	16,826	8,175	35,922
Foreign currency risk
Swaps	50,198	93,095	19,808	163,101	68,514	102,582	26,521	197,617
Foreign currency forwards	–	–	–	–	214	–	–	214
Cash	74	–	–	74	84	–	–	84
Equity risk – total return swaps	278	687	–	965	307	511	–	818

Net investment hedges
Foreign currency risk
Foreign currency forwards	21,156	–	–	21,156	23,150	–	–	23,150
Deposit liabilities	7,571	–	–	7,571	6,402	–	–	6,402
Total	$146,893	$322,998	$62,754	$532,645	$149,049	$283,936	$73,492	$506,477

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

176 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

The following table shows the average rate or price of significant hedging instruments.

	2024			2023
	Average rate or price(1)			Average rate or price(1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	3.16%	n/a	n/a	2.51%	n/a	n/a

Cash flow hedges
Interest rate risk – swaps	3.16%	n/a	n/a	3.09%	n/a	n/a
Foreign currency/interest rate risk – swaps
USD-CAD	1.89%	1.30	n/a	2.15%	1.31	n/a
Foreign currency risk
Swaps
USD-CAD	n/a	1.31	n/a	n/a	1.32	n/a
EUR-CAD	n/a	1.46	n/a	n/a	1.45	n/a
GBP-CAD	n/a	1.70	n/a	n/a	1.69	n/a
Equity price risk – total return swaps	n/a	n/a	$69.11	n/a	n/a	$72.25

Net investment hedges
Foreign currency risk – foreign currency forwards
USD-CAD	n/a	1.35	n/a	n/a	1.34	n/a
CLP-CAD	n/a	0.0014	n/a	n/a	0.0016	n/a
MXN-CAD	n/a	0.07	n/a	n/a	0.07	n/a
PEN-CAD	n/a	0.36	n/a	n/a	0.35	n/a

(1)	The notional weighted average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2024 ($ millions)	Assets	Liabilities	Gains/ (losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$2,064	$(2,672)	$(197)	$160	$(37)
Investment securities			(1,493)	1,484	(9)	$72,595	$1,274	$(1,392)
Loans			(876)	851	(25)	91,354	(35)	(268)
Deposit liabilities			1,955	(1,959)	(4)	(71,363)	986	446
Subordinated debentures			217	(216)	1	(4,293)	21	(1)
Total	$2,064	$(2,672)	$(197)	$160	$(37)	$88,293	$2,246	$(1,215)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item, except for investment securities which are carried at fair value.

2024 Scotiabank Annual Report | 177

Consolidated Financial Statements

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2023 ($ millions)	Assets	Liabilities	Gains/ (losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$4,008	$(4,009)	$(155)	$140	$(15)
Investment securities			323	(343)	(20)	$36,367	$(2,380)	$55
Loans			(556)	573	17	83,899	(818)	(1,132)
Deposit liabilities			113	(125)	(12)	(65,444)	3,062	770
Subordinated debentures			(35)	35	–	(6,185)	238	(12)
Total	$4,008	$(4,009)	$(155)	$140	$(15)	$48,637	$102	$(319)

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2024 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$1,865	$(4,699)	$1,775	$1,774	$29
Foreign currency/interest rate risk – swaps	245	(2,407)	1,363	1,369	7
Foreign currency risk
Swaps	6,090	(3,650)	1,826	1,787	10
Foreign currency forwards	–	–	5	5	–
Cash	74	–	9	9	–
Equity risk – total return swaps	38	(1)	263	263	–
	8,312	(10,757)	5,241	5,207	46
Net investment hedges
Foreign currency risk
Foreign currency forwards	410	(255)	178	178	–
Deposit liabilities	n/a	(7,571)	(62)	(62)	–
	410	(7,826)	116	116	–
Total	$8,722	$(18,583)	$5,357	$5,323	$46

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

178 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2023 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$2,690	$(8,217)	$(413)	$(500)	$91
Foreign currency/interest rate risk – swaps	319	(3,818)	(670)	(638)	(15)
Foreign currency risk
Swaps	7,586	(5,847)	5,125	5,130	(1)
Foreign currency forwards	16	(4)	(141)	(133)	(11)
Cash	84	–	(7)	(7)	–
Equity risk – total return swaps	1	(84)	(67)	(67)	–
	10,696	(17,970)	3,827	3,785	64
Net investment hedges
Foreign currency risk
Foreign currency forwards	208	(663)	(1,188)	(1,188)	–
Deposit liabilities	n/a	(6,402)	(91)	(91)	–
	208	(7,065)	(1,279)	(1,279)	–
Total	$10,904	$(25,035)	$2,548	$2,506	$64

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

	AOCI gains/ (losses) as at November 1, 2023	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2024	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2024
For the year ended October 31, 2024 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(3,480)	$1,746	$558	$(1,176)	$(490)	$(686)
Foreign currency/interest rate risk	(2,007)	1,356	(48)	(699)	(733)	34
Foreign currency risk	(703)	1,830	(2,324)	(1,197)	(1,158)	(39)
Equity risk	(20)	263	(186)	57	57	–
	(6,210)	5,195	(2,000)	(3,015)	(2,324)	(691)
Net investment hedges
Foreign currency risk	(4,061)	116	770	(3,175)	(3,102)	(73)
Total	$(10,271)	$5,311	$(1,230)	$(6,190)	$(5,426)	$(764)

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

	AOCI gains/ (losses) as at November 1, 2022	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2023	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2023
For the year ended October 31, 2023 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(3,458)	$(504)	$482	$(3,480)	$(3,227)	$(253)
Foreign currency/interest rate risk	(1,875)	(655)	523	(2,007)	(2,096)	89
Foreign currency risk	(1,181)	4,989	(4,511)	(703)	(708)	5
Equity risk	(4)	(67)	51	(20)	(29)	9
	(6,518)	3,763	(3,455)	(6,210)	(6,060)	(150)
Net investment hedges
Foreign currency risk	(3,484)	(1,279)	702	(4,061)	(3,966)	(95)
Total	$(10,002)	$2,484	$(2,753)	$(10,271)	$(10,026)	$(245)

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

2024 Scotiabank Annual Report | 179

Consolidated Financial Statements

12	Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Material accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2024 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)(4)
Derivative financial instruments	$44,379	$–	$44,379	$(29,949)	$(5,559)	$8,871
Securities purchased under resale agreements and securities borrowed	318,531	(117,988)	200,543	(19,551)	(178,816)	2,176
Total	$362,910	$(117,988)	$244,922	$(49,500)	$(184,375)	$11,047

Types of financial liabilities
Derivative financial instruments	$51,260	$–	$51,260	$(29,949)	$(11,565)	$9,746
Obligations related to securities sold under repurchase agreements and securities lent	308,437	(117,988)	190,449	(19,551)	(166,734)	4,164
Total	$359,697	$(117,988)	$241,709	$(49,500)	$(178,299)	$13,910

As at October 31, 2023 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated statement of Financial Position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)(4)
Derivative financial instruments	$51,340	$–	$51,340	$(33,899)	$(6,479)	$10,962
Securities purchased under resale agreements and securities borrowed	272,667	(73,342)	199,325	(17,356)	(179,466)	2,503
Total	$324,007	$(73,342)	$250,665	$(51,255)	$(185,945)	$13,465

Types of financial liabilities
Derivative financial instruments	$58,660	$–	$58,660	$(33,899)	$(14,515)	$10,246
Obligations related to securities sold under repurchase agreements and securities lent	233,349	(73,342)	160,007	(17,356)	(140,215)	2,436
Total	$292,009	$(73,342)	$218,667	$(51,255)	$(154,730)	$12,682

(1)

Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)

Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)

Derivative financial instruments assets include cash collateral of $4,505 million (2023 – $4,511 million) and non-cash collateral of $1,054 million (2023 – $1,968 million). Derivative financial instruments liabilities include cash collateral of $10,847 million (2023 – $13,889 million) and non-cash collateral of $718 million (2023 – $626 million).

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Consolidated Financial Statements

13	Investment Securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2024	2023
Debt investment securities measured at FVOCI	$118,226	$82,150
Debt investment securities measured at amortized cost	29,412	31,984
Equity investment securities designated at FVOCI	3,162	2,164
Equity investment securities measured at FVTPL	2,004	1,888
Debt investment securities measured at FVTPL	28	51
Total investment securities	$152,832	$118,237

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2024				2023
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,473	$219	$152	$21,540	$12,794	$6	$413	$12,387
Canadian provincial and municipal debt	17,500	234	209	17,525	7,680	2	536	7,146
U.S. treasury and other U.S. agency debt	47,156	214	994	46,376	30,741	32	2,075	28,698
Other foreign government debt	29,505	181	400	29,286	32,246	91	936	31,401
Other debt	3,514	22	37	3,499	2,597	2	81	2,518
Total	$119,148	$870	$1,792	$118,226	$86,058	$133	$4,041	$82,150

(b)	Debt investment securities measured at amortized cost

	2024		2023
As at October 31 ($ millions)	Fair Value	Carrying value(1)	Fair Value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$8,722	$8,721	$9,927	$10,211
U.S. treasury and other U.S. agency debt	17,440	18,440	17,912	19,788
Other foreign government debt	2,044	2,041	1,860	1,871
Corporate debt	216	210	117	114
Total	$28,422	$29,412	$29,816	$31,984

(1)	Balances are net of allowances of $1 (2023 – $1).

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,522	$713	$73	$3,162
Total	$2,522	$713	$73	$3,162

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,947	$390	$173	$2,164
Total	$1,947	$390	$173	$2,164

Dividend income on equity securities designated at FVOCI of $122 million for the year ended October 31, 2024 (2023 – $137 million) has been recognized in interest income.

During the year ended October 31, 2024, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $938 million (2023 – $1,738 million) for economic reasons and according to its investment strategy. These dispositions have resulted in a cumulative gain of $21 million (2023 – cumulative loss of $205 million) that remains in OCI.

2024 Scotiabank Annual Report | 181

Consolidated Financial Statements

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2024 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$1,873	$4,054	$11,699	$3,072	$842	$–	$21,540
Yield(1) %	4.4	4.2	3.9	3.5	3.9	–	3.9
Canadian provincial and municipal debt	213	1,882	8,190	6,811	429	–	17,525
Yield(1) %	1.8	3.3	3.7	3.9	3.8	–	3.7
U.S. treasury and other U.S. agency debt	2,308	2,209	30,098	5,387	6,374	–	46,376
Yield(1) %	2.3	3.5	3.6	4.1	4.4	–	3.7
Other foreign government debt	6,203	6,069	12,969	3,715	330	–	29,286
Yield(1) %	2.6	3.6	5.4	5.0	4.4	–	4.4
Other debt	1	452	2,768	268	10	–	3,499
Yield(1) %	10.7	6.1	3.7	4.5	5.9	–	4.1
	10,598	14,666	65,724	19,253	7,985	–	118,226
Equity instruments
Preferred equity instruments	–	–	–	–	–	–	–
Common shares	–	–	–	–	–	3,162	3,162
						3,162	3,162
Total FVOCI	10,598	14,666	65,724	19,253	7,985	3,162	121,388
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	610	2,099	5,740	272	–	–	8,721
Yield(1) %	4.6	2.1	4.0	4.7	–	–	3.6
U.S. treasury and other U.S. agency debt	1	48	116	13	18,262	–	18,440
Yield(1) %	4.8	4.5	4.2	4.0	4.6	–	4.6
Other foreign government debt	324	689	858	139	31	–	2,041
Yield(1) %	3.6	8.6	3.2	4.0	4.3	–	5.2
Corporate debt	–	–	81	–	129	–	210
Yield(1) %	–	–	6.4	–	5.5	–	5.8
	935	2,836	6,795	424	18,422	–	29,412
Fair value through profit or loss
Equity instruments	–	–	–	–	–	2,004	2,004
Debt instruments	2	–	26	–	–	–	28
Total investment securities	$11,535	$17,502	$72,545	$19,677	$26,407	$5,166	$152,832
Total by currency (in Canadian equivalent):
Canadian dollar	$2,725	$6,799	$23,034	$8,491	$1,409	$1,464	$43,922
U.S. dollar	2,696	3,894	40,362	8,471	24,636	3,333	83,392
Mexican peso	948	1,215	3,139	332	–	44	5,678
Other currencies	5,166	5,594	6,010	2,383	362	325	19,840
Total investment securities	$11,535	$17,502	$72,545	$19,677	$26,407	$5,166	$152,832

(1)	Represents the weighted-average yield of fixed income securities.

182 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2023 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$914	$4,964	$4,441	$1,265	$804	$–	$12,388
Yield(1) %	4.0	4.5	3.5	3.1	4.3	–	3.9
Canadian provincial and municipal debt	128	185	3,732	3,053	48	–	7,146
Yield(1) %	3.3	1.6	2.8	3.3	4.6	–	3.0
U.S. treasury and other U.S. agency debt	714	2,848	18,782	2,723	3,631	–	28,698
Yield(1) %	4.8	2.3	2.8	4.0	3.0	–	2.9
Other foreign government debt	7,126	8,629	11,241	4,073	331	–	31,400
Yield(1) %	2.0	3.6	4.5	5.4	3.8	–	3.8
Other debt	96	193	2,160	63	6	–	2,518
Yield(1) %	2.2	11.5	5.4	4.5	5.9	–	5.7
	8,978	16,819	40,356	11,177	4,820	–	82,150
Equity instruments
Preferred equity instruments	–	–	–	–	–	–	–
Common shares	–	–	–	–	–	2,164	2,164
						2,164	2,164
Total FVOCI	8,978	16,819	40,356	11,177	4,820	2,164	84,314
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	700	2,147	6,959	405	–	–	10,211
Yield(1) %	3.4	3.2	3.4	4.7	–	–	3.4
U.S. treasury and other U.S. agency debt	–	14	163	4	19,607	–	19,788
Yield(1) %	–	5.5	5.0	4.5	4.5	–	4.5
Other foreign government debt	151	481	1,030	185	24	–	1,871
Yield(1) %	6.0	9.2	5.6	2.6	1.5	–	6.2
Corporate debt	–	1	2	28	83	–	114
Yield(1) %	–	5.6	3.9	3.2	5.6	–	5.0
	851	2,643	8,154	622	19,714	–	31,984
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,888	1,888
Debt instruments	–	–	51	–	–	–	51
Total investment securities	$9,829	$19,462	$48,561	$11,799	$24,534	$4,052	$118,237
Total by currency (in Canadian equivalent):
Canadian dollar	$1,724	$7,154	$13,739	$3,744	$941	$1,648	$28,950
U.S. dollar	1,028	3,853	26,261	4,944	23,245	1,965	61,296
Mexican peso	737	1,447	2,468	540	–	149	5,341
Other currencies	6,340	7,008	6,093	2,571	348	290	22,650
Total investment securities	$9,829	$19,462	$48,561	$11,799	$24,534	$4,052	$118,237

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities

The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2024	2023
Debt investment securities measured at amortized cost	$1	$–
Debt investment securities measured at FVOCI	47	129
Net gain on sale of investment securities	$48	$129

2024 Scotiabank Annual Report | 183

Consolidated Financial Statements

14	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2024			2023
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$350,941	$1,208	$349,733	$344,182	$1,084	$343,098
Personal loans	106,379	2,319	104,060	104,170	2,414	101,756
Credit cards	17,374	1,160	16,214	17,109	1,237	15,872
Business and government	292,671	1,849	290,822	291,822	1,637	290,185
Total	$767,365	$6,536	$760,829	$757,283	$6,372	$750,911

(b)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2024	2023
Canada:
Residential mortgages	$297,677	$290,253
Personal loans	82,892	80,732
Credit cards	8,982	8,216
Business and government	133,810	114,991
	523,361	494,192
United States:
Personal loans	4,009	4,408
Business and government	55,237	61,342
	59,246	65,750
Mexico:
Residential mortgages	16,749	16,556
Personal loans	2,615	2,200
Credit cards	832	808
Business and government	23,994	26,466
	44,190	46,030
Chile:
Residential mortgages	20,410	21,499
Personal loans	4,868	5,081
Credit cards	3,551	3,654
Business and government	20,330	22,383
	49,159	52,617
Peru:
Residential mortgages	4,113	4,102
Personal loans	5,623	5,424
Credit cards	757	1,049
Business and government	10,545	12,004
	21,038	22,579
Colombia:
Residential mortgages	2,196	2,390
Personal loans	2,186	2,349
Credit cards	1,446	1,684
Business and government	5,518	6,327
	11,346	12,750
Other International:
Residential mortgages	9,796	9,382
Personal loans	4,186	3,976
Credit cards	1,806	1,698
Business and government	43,237	48,309
	59,025	63,365
Total loans	767,365	757,283
Acceptances(2)	148	18,628
Total loans and acceptances(3)	767,513	775,911
Allowance for credit losses	(6,537)	(6,462)
Total loans and acceptances net of allowance for credit losses	$760,976	$769,449

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	96.5% of acceptances reside outside Canada (October 31, 2023 – 0.6%).
(3)

Loans and acceptances denominated in U.S. dollars were $137,804 (2023 – $151,499), in Chilean pesos $39,425 (2023 – $41,499), Mexican pesos $31,522 (2023 – $34,894), and in other foreign currencies $54,549 (2023 – $55,855).

184 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2024	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$72,883	$233,469	$15,456	$25,264	$3,869	$350,941	$93,626	$253,954	$3,361	$350,941
Personal loans	18,753	37,707	5,411	1,171	43,337	106,379	47,790	57,219	1,370	106,379
Credit cards	–	–	–	–	17,374	17,374	–	17,374	–	17,374
Business and government	142,536	135,474	7,340	405	6,916	292,671	216,334	73,596	2,741	292,671
Total	$234,172	$406,650	$28,207	$26,840	$71,496	$767,365	$357,750	$402,143	$7,472	$767,365
Allowance for credit losses	–	–	–	–	(6,536)	(6,536)	–	–	(6,536)	(6,536)
Total loans net of allowance for credit losses	$234,172	$406,650	$28,207	$26,840	$64,960	$760,829	$357,750	$402,143	$936	$760,829

As at October 31, 2023	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$47,610	$254,546	$15,830	$23,946	$2,250	$344,182	$98,606	$242,589	$2,987	$344,182
Personal loans	18,279	37,875	5,593	1,189	41,234	104,170	44,913	58,002	1,255	104,170
Credit cards	–	–	–	–	17,109	17,109	–	17,109	–	17,109
Business and government	149,625	131,039	5,493	339	5,326	291,822	177,428	112,583	1,811	291,822
Total	$215,514	$423,460	$26,916	$25,474	$65,919	$757,283	$320,947	$430,283	$6,053	$757,283
Allowance for credit losses	–	–	–	–	(6,372)	(6,372)	–	–	(6,372)	(6,372)
Total loans net of allowance for credit losses	$215,514	$423,460	$26,916	$25,474	$59,547	$750,911	$320,947	$430,283	$(319)	$750,911

(d)	Impaired loans(1)

	2024			2023
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses	Net	Gross impaired loans(1)	Allowance for credit losses	Net
Residential mortgages	$2,372	$645	$1,727	$1,864	$498	$1,366
Personal loans	1,117	621	496	1,176	664	512
Credit cards	–	–	–	–	–	–
Business and government	3,250	788	2,462	2,686	719	1,967
Total	$6,739	$2,054	$4,685	$5,726	$1,881	$3,845
By geography:
Canada	$2,158	$569	$1,589	$1,564	$514	$1,050
United States	109	22	87	–	–	–
Mexico	1,343	424	919	1,183	372	811
Peru	715	385	330	691	372	319
Chile	1,249	281	968	1,098	264	834
Colombia	322	109	213	356	97	259
Other International	843	264	579	834	262	572
Total	$6,739	$2,054	$4,685	$5,726	$1,881	$3,845

(1)	Interest income recognized on impaired loans during the year ended October 31, 2024 was $84 (2023 – $57).

2024 Scotiabank Annual Report | 185

Consolidated Financial Statements

(e)	Allowance for credit losses
(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of financial statements.

The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.

Over the last year, the Canadian and U.S. economies continued to exhibit resilience in the face of restrictive monetary policy, supported by still strong labour markets and consumption, particularly in the U.S., with both economies on track to record stronger economic growth in 2024 than forecast last year. Notwithstanding the upward revision to growth, in Canada, more clear signs of slowing emerged over the past few months, with excess supply opening up room for the Bank of Canada to begin monetary policy easing earlier this year as inflation continued to decline. In the U.S., a more robust labour market and fiscal stimulus led to more substantial revisions to growth and slower progress on inflation, with the U.S. central bank cutting a quarter later than previously expected. It appears a soft-landing has been achieved, with a reacceleration of growth in 2025 expected in Canada from the orderly slowdown of 2024. In the U.S. a mild deceleration relative to 2024 is expected, yet it is still stronger than the forecast in 2023.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock on the world economy with globally tighter private financial conditions, weaker growth and inflation, and lower monetary policy rates than in the baseline scenario. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

186 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.8	2.2	2.8	3.1	-1.6	2.9	-4.4	3.4
Consumer price index, y/y %	2.2	2.0	2.4	2.5	1.6	1.7	5.8	2.2
Unemployment rate, average %	6.7	6.0	6.3	5.0	8.4	6.9	11.1	7.3
Bank of Canada overnight rate target, average %	3.3	2.6	3.5	3.6	2.9	2.0	4.0	3.2
HPI – Housing Price Index, y/y % change	1.6	4.2	2.4	5.5	-3.7	4.8	-5.8	4.1
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.43	1.28	1.49	1.30

U.S.
Real GDP growth, y/y % change	1.6	2.2	2.3	3.1	-1.6	3.0	-4.0	3.4
Consumer price index, y/y %	2.4	2.3	2.6	2.7	1.3	2.0	6.2	2.5
Target federal funds rate, upper limit, average %	4.1	2.9	4.1	3.4	3.6	1.8	4.8	3.4
Unemployment rate, average %	4.3	4.3	4.2	3.9	6.0	4.9	8.1	5.2

Mexico
Real GDP growth, y/y % change	1.3	2.1	2.6	2.9	-0.8	2.6	-2.9	3.2
Unemployment rate, average %	3.3	3.9	3.0	3.1	4.1	4.0	6.3	4.9

Chile
Real GDP growth, y/y % change	3.0	2.2	4.6	3.2	0.1	3.0	-3.6	3.8
Unemployment rate, average %	7.9	6.7	7.6	6.0	9.5	7.0	11.5	7.4

Peru
Real GDP growth, y/y % change	2.6	3.4	3.6	4.5	1.5	3.7	-0.5	4.3
Unemployment rate, average %	6.7	6.2	6.2	5.2	8.1	6.5	11.8	8.0

Colombia
Real GDP growth, y/y % change	2.6	2.7	3.7	3.8	1.4	3.1	-0.5	3.6
Unemployment rate, average %	11.1	10.1	10.7	9.1	13.5	10.6	19.8	13.0

Caribbean
Real GDP growth, y/y % change	3.6	3.8	4.2	4.5	2.5	4.2	0.6	4.7

Global
WTI oil price, average USD/bbl	73	69	78	83	60	60	53	58
Copper price, average USD/lb	4.99	5.29	5.16	5.86	4.50	5.13	4.32	5.02
Global GDP, y/y % change	3.40	2.40	4.30	3.30	0.60	3.10	-1.50	3.50

2024 Scotiabank Annual Report | 187

Consolidated Financial Statements

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	0.7	2.9	1.3	4.2	-2.2	3.5	-4.3	3.9
Consumer price index, y/y %	2.8	2.0	2.8	2.5	1.8	1.6	6.4	2.2
Unemployment rate, average %	6.0	5.7	5.7	4.2	7.6	6.3	9.7	6.6
Bank of Canada overnight rate target, average %	4.8	2.6	4.8	3.5	3.6	1.4	5.8	3.3
HPI – Housing Price Index, y/y % change	-1.9	1.4	-1.4	2.9	-5.5	2.2	-6.8	1.5
USD/CAD exchange rate, average	1.27	1.24	1.27	1.22	1.41	1.26	1.47	1.28

U.S.
Real GDP growth, y/y % change	1.0	1.9	1.5	2.7	-2.0	2.7	-3.8	3.0
Consumer price index, y/y %	3.2	2.2	3.5	2.6	1.9	1.8	7.0	2.5
Target federal funds rate, upper limit, average %	5.3	2.5	5.4	3.4	4.2	0.8	6.3	3.1
Unemployment rate, average %	4.1	4.5	3.9	4.1	5.6	5.0	7.2	5.2

Mexico
Real GDP growth, y/y % change	1.7	2.2	2.6	3.3	-0.2	2.7	-2.8	3.2
Unemployment rate, average %	3.7	3.9	3.6	3.2	4.7	4.1	6.8	4.9

Chile
Real GDP growth, y/y % change	1.3	2.9	2.8	4.6	-0.9	3.5	-3.1	4.1
Unemployment rate, average %	8.5	7.0	8.2	6.3	9.6	7.3	11.3	7.6

Peru
Real GDP growth, y/y % change	1.9	2.7	2.7	3.9	0.8	3.1	-1.4	3.6
Unemployment rate, average %	6.9	7.0	6.2	5.1	8.3	7.3	11.6	8.8

Colombia
Real GDP growth, y/y % change	2.4	3.0	3.7	4.3	1.4	3.4	-0.9	3.9
Unemployment rate, average %	9.2	9.9	8.6	7.9	11.1	10.3	15.6	12.3

Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.5	4.9	2.8	4.2	0.5	4.7

Global
WTI oil price, average USD/bbl	78	66	84	82	68	63	62	61
Copper price, average USD/lb	3.97	5.01	4.11	5.65	3.70	4.89	3.56	4.83
Global GDP, y/y % change	2.75	2.45	3.62	3.48	0.10	3.10	-1.48	3.45

(iii)	Sensitivity

Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,682 million (2023 – $4,719 million) from $4,316 million (2023 – $4,510 million).

The Bank enhanced certain of its IFRS 9 models in the current year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $942 million higher than the reported allowance for credit losses as at October 31, 2024 (October 31, 2023 – $436 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $693 million (2023 – $553 million) lower than the reported allowance for credit losses on performing financial assets.

188 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2023	Provision for credit losses(1)	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2024
Residential mortgages	$1,084	$257	$(76)	$(57)	$1,208
Personal loans	2,414	1,893	(1,857)	(131)	2,319
Credit cards	1,237	1,122	(1,166)	(33)	1,160
Business and government	1,876	790	(424)	(206)	2,036
	$6,611	$4,062	$(3,523)	$(427)	$6,723
Presented as:
Allowance for credit losses on loans	$6,372				$6,536
Allowance for credit losses on acceptances(2)	90				1
Allowance for credit losses on off-balance sheet exposures(3)	149				186

(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(11). The provision for credit losses, net of these amounts, is $4,051.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2022	Provision for credit losses(1)	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2023
Residential mortgages	$899	$212	$(66)	$39	$1,084
Personal loans	2,137	1,377	(1,180)	80	2,414
Credit cards	1,083	1,017	(916)	53	1,237
Business and government	1,368	825	(290)	(27)	1,876
	$5,487	$3,431	$(2,452)	$145	$6,611
Presented as:
Allowance for credit losses on loans	$5,348				$6,372
Allowance for credit losses on acceptances(2)	31				90
Allowance for credit losses on off-balance sheet exposures(3)	108				149

(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(9). The provision for credit losses, net of these amounts, is $3,422.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance	for credit losses on loans

As at October 31, 2024 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$165	$398	$645	$1,208
Personal loans	544	1,154	621	2,319
Credit cards	288	872	–	1,160
Business and government	586	475	788	1,849
Total(1)	$1,583	$2,899	$2,054	$6,536

(1)

Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $200.

As at October 31, 2023 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$265	$321	$498	$1,084
Personal loans	647	1,103	664	2,414
Credit cards	414	823	–	1,237
Business and government	535	383	719	1,637
Total(1)	$1,861	$2,630	$1,881	$6,372

(1)

Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $257.

2024 Scotiabank Annual Report | 189

Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

	As at October 31, 2024				As at October 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$265	$321	$498	$1,084	$197	$296	$406	$899
Provision for credit losses
Remeasurement(1)	(271)	164	373	266	(125)	74	253	202
Newly originated or purchased financial assets	41	–	–	41	35	–	–	35
Derecognition of financial assets and maturities	(9)	(22)	–	(31)	(9)	(16)	–	(25)
Changes in models and methodologies(7)	(22)	3	–	(19)	–	–	–	–
Transfer to (from):
Stage 1	215	(165)	(50)	–	183	(138)	(45)	–
Stage 2	(40)	197	(157)	–	(35)	149	(114)	–
Stage 3	–	(84)	84	–	–	(62)	62	–
Gross write-offs	–	–	(100)	(100)	–	–	(97)	(97)
Recoveries	–	–	24	24	–	–	31	31
Foreign exchange and other movements(6)	(14)	(16)	(27)	(57)	19	18	2	39
Balance at end of year(2)	$165	$398	$645	$1,208	$265	$321	$498	$1,084
Personal loans
Balance at beginning of the year	$647	$1,103	$664	$2,414	$665	$921	$551	$2,137
Provision for credit losses
Remeasurement(1)	(686)	976	1,497	1,787	(727)	1,027	964	1,264
Newly originated or purchased financial assets	365	–	–	365	376	–	–	376
Derecognition of financial assets and maturities	(97)	(190)	–	(287)	(91)	(172)	–	(263)
Changes in models and methodologies(7)	(68)	96	–	28	–	–	–	–
Transfer to (from):
Stage 1	658	(642)	(16)	–	618	(603)	(15)	–
Stage 2	(231)	344	(113)	–	(212)	297	(85)	–
Stage 3	(13)	(504)	517	–	(10)	(392)	402	–
Gross write-offs	–	–	(2,145)	(2,145)	–	–	(1,417)	(1,417)
Recoveries	–	–	288	288	–	–	237	237
Foreign exchange and other movements(6)	(31)	(29)	(71)	(131)	28	25	27	80
Balance at end of year(2)	$544	$1,154	$621	$2,319	$647	$1,103	$664	$2,414
Credit cards
Balance at beginning of the year	$414	$823	$–	$1,237	$436	$647	$–	$1,083
Provision for credit losses
Remeasurement(1)	(361)	643	835	1,117	(300)	614	653	967
Newly originated or purchased financial assets	136	–	–	136	188	–	–	188
Derecognition of financial assets and maturities	(53)	(61)	–	(114)	(65)	(73)	–	(138)
Changes in models and methodologies(7)	(38)	21	–	(17)	–	–	–	–
Transfer to (from):
Stage 1	335	(335)	–	–	273	(273)	–	–
Stage 2	(135)	135	–	–	(140)	140	–	–
Stage 3	–	(330)	330	–	–	(255)	255	–
Gross write-offs	–	–	(1,356)	(1,356)	–	–	(1,113)	(1,113)
Recoveries	–	–	190	190	–	–	197	197
Foreign exchange and other movements(6)	(10)	(24)	1	(33)	22	23	8	53
Balance at end of year(2)	$288	$872	$–	$1,160	$414	$823	$–	$1,237
Total retail loans
Balance at beginning of the year	$1,326	$2,247	$1,162	$4,735	$1,298	$1,864	$957	$4,119
Provision for credit losses
Remeasurement(1)	(1,318)	1,783	2,705	3,170	(1,152)	1,715	1,870	2,433
Newly originated or purchased financial assets	542	–	–	542	599	–	–	599
Derecognition of financial assets and maturities	(159)	(273)	–	(432)	(165)	(261)	–	(426)
Changes in models and methodologies(7)	(128)	120	–	(8)	–	–	–	–
Transfer to (from):
Stage 1	1,208	(1,142)	(66)	–	1,074	(1,014)	(60)	–
Stage 2	(406)	676	(270)	–	(387)	586	(199)	–
Stage 3	(13)	(918)	931	–	(10)	(709)	719	–
Gross write-offs	–	–	(3,601)	(3,601)	–	–	(2,627)	(2,627)
Recoveries	–	–	502	502	–	–	465	465
Foreign exchange and other movements(6)	(55)	(69)	(97)	(221)	69	66	37	172
Balance at end of year(2)	$997	$2,424	$1,266	$4,687	$1,326	$2,247	$1,162	$4,735
Business and government
Balance at beginning of the year	$635	$403	$748	$1,786	$322	$320	$695	$1,337
Provision for credit losses
Remeasurement(1)	(210)	288	622	700	168	172	427	767
Newly originated or purchased financial assets	936	–	–	936	467	–	–	467
Derecognition of financial assets and maturities	(860)	(126)	(9)	(995)	(391)	(50)	(31)	(472)
Changes in models and methodologies(7)	200	37	–	237	–	–	–	–
Transfer to (from):
Stage 1	154	(154)	–	–	108	(108)	–	–
Stage 2	(110)	114	(4)	–	(52)	63	(11)	–
Stage 3	–	(21)	21	–	–	(8)	8	–
Gross write-offs	–	–	(484)	(484)	–	–	(355)	(355)
Recoveries	–	–	60	60	–	–	65	65
Foreign exchange and other movements	(6)	(33)	(166)	(205)	13	14	(50)	(23)
Balance at end of period including off-balance sheet exposures(2)	$739	$508	$788	$2,035	$635	$403	$748	$1,786
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	(153)	(33)	–	(186)	(100)	(20)	(29)	(149)
Balance at end of year(2)	$586	$475	$788	$1,849	$535	$383	$719	$1,637

(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $443 (2023 – $378).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)

During the year ended October 31, 2024, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $3,504 (2023 – $2,096) and $726 (2023 – $798) respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.
(7)	Comprises changes due to enhanced IFRS 9 models, including changes to reflect previously established expert credit judgment overlays that are now incorporated in the model.

190 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$211,165	$3,262	$–	$214,427	$202,322	$957	$–	$203,279
Low	78,344	3,625	–	81,969	88,909	877	–	89,786
Medium	19,205	2,072	–	21,277	19,758	1,385	–	21,143
High	2,561	5,280	–	7,841	3,424	3,428	–	6,852
Very high	13	2,814	–	2,827	63	2,242	–	2,305
Loans not graded(2)	18,614	1,614	–	20,228	17,792	1,161	–	18,953
Default	–	–	2,372	2,372	–	–	1,864	1,864
Total	329,902	18,667	2,372	350,941	332,268	10,050	1,864	344,182
Allowance for credit losses	165	398	645	1,208	265	321	498	1,084
Carrying value	$329,737	$18,269	$1,727	$349,733	$332,003	$9,729	$1,366	$343,098

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$30,865	$–	$–	$30,865	$29,849	$211	$–	$30,060
Low	20,686	12	–	20,698	27,594	558	–	28,152
Medium	13,053	38	–	13,091	8,725	599	–	9,324
High	10,535	4,843	–	15,378	8,369	3,529	–	11,898
Very high	76	2,743	–	2,819	125	2,177	–	2,302
Loans not graded(2)	20,482	1,929	–	22,411	19,427	1,831	–	21,258
Default	–	–	1,117	1,117	–	–	1,176	1,176
Total	95,697	9,565	1,117	106,379	94,089	8,905	1,176	104,170
Allowance for credit losses	544	1,154	621	2,319	647	1,103	664	2,414
Carrying value	$95,153	$8,411	$496	$104,060	$93,442	$7,802	$512	$101,756

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,382	$3	$–	$2,385	$1,989	$42	$–	$2,031
Low	2,872	25	–	2,897	3,329	89	–	3,418
Medium	4,631	55	–	4,686	4,262	116	–	4,378
High	3,069	1,880	–	4,949	3,239	1,310	–	4,549
Very high	16	1,028	–	1,044	38	820	–	858
Loans not graded(1)	895	518	–	1,413	1,290	585	–	1,875
Default	–	–	–	–	–	–	–	–
Total	13,865	3,509	–	17,374	14,147	2,962	–	17,109
Allowance for credit losses	288	872	–	1,160	414	823	–	1,237
Carrying value	$13,577	$2,637	$–	$16,214	$13,733	$2,139	$–	$15,872

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$115,396	$2	$–	$115,398	$104,488	$3	$–	$104,491
Low	17,947	26	–	17,973	20,037	1	–	20,038
Medium	8,128	22	–	8,150	8,518	11	–	8,529
High	3,490	505	–	3,995	3,814	421	–	4,235
Very high	10	305	–	315	68	296	–	364
Loans not graded(1)	12,634	2,749	–	15,383	9,522	1,894	–	11,416
Default	–	–	–	–	–	–	–	–
Carrying value	$157,605	$3,609	$–	$161,214	$146,447	$2,626	$–	$149,073

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

2024 Scotiabank Annual Report | 191

Consolidated Financial Statements

Total retail loans	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$359,808	$3,267	$–	$363,075	$338,648	$1,213	$–	$339,861
Low	119,849	3,688	–	123,537	139,869	1,525	–	141,394
Medium	45,017	2,187	–	47,204	41,263	2,111	–	43,374
High	19,655	12,508	–	32,163	18,846	8,688	–	27,534
Very high	115	6,890	–	7,005	294	5,535	–	5,829
Loans not graded(2)	52,625	6,810	–	59,435	48,031	5,471	–	53,502
Default	–	–	3,489	3,489	–	–	3,040	3,040
Total	597,069	35,350	3,489	635,908	586,951	24,543	3,040	614,534
Allowance for credit losses	997	2,424	1,266	4,687	1,326	2,247	1,162	4,735
Carrying value	$596,072	$32,926	$2,223	$631,221	$585,625	$22,296	$1,878	$609,799

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$146,999	$1,829	$–	$148,828	$160,148	$1,205	$–	$161,353
Non-Investment grade	124,749	8,800	–	133,549	114,192	7,705	–	121,897
Watch list	10	4,819	–	4,829	28	3,340	–	3,368
Loans not graded(2)	2,190	25	–	2,215	2,500	18	–	2,518
Default	–	–	3,250	3,250	–	–	2,686	2,686
Total	273,948	15,473	3,250	292,671	276,868	12,268	2,686	291,822
Allowance for credit losses	586	475	788	1,849	535	383	719	1,637
Carrying value	$273,362	$14,998	$2,462	$290,822	$276,333	$11,885	$1,967	$290,185

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$243,635	$1,124	$–	$244,759	$240,044	$1,673	$–	$241,717
Non-investment grade	59,572	2,894	–	62,466	62,634	5,288	–	67,922
Watch list	–	1,142	–	1,142	1	1,103	–	1,104
Loans not graded(2)	3,921	–	–	3,921	5,205	–	–	5,205
Default	–	–	32	32	–	–	109	109
Total	307,128	5,160	32	312,320	307,884	8,064	109	316,057
Allowance for credit losses	153	33	–	186	100	20	29	149
Carrying value	$306,975	$5,127	$32	$312,134	$307,784	$8,044	$80	$315,908

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at October 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$390,634	$2,953	$–	$393,587	$400,192	$2,878	$–	$403,070
Non-investment grade	184,321	11,694	–	196,015	176,826	12,993	–	189,819
Watch list	10	5,961	–	5,971	29	4,443	–	4,472
Loans not graded(2)	6,111	25	–	6,136	7,705	18	–	7,723
Default	–	–	3,282	3,282	–	–	2,795	2,795
Total	581,076	20,633	3,282	604,991	584,752	20,332	2,795	607,879
Allowance for credit losses	739	508	788	2,035	635	403	748	1,786
Carrying value	$580,337	$20,125	$2,494	$602,956	$584,117	$19,929	$2,047	$606,093

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

192 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(g)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2024(2)				2023(2)
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater(3)	Total	31 – 60 days	61 – 90 days	91 days and greater(3)	Total
Residential mortgages	$1,418	$718	$–	$2,136	$1,329	$617	$–	$1,946
Personal loans	647	343	–	990	648	360	–	1,008
Credit cards	242	172	398	812	238	157	345	740
Business and government	192	48	–	240	159	57	–	216
Total	$2,499	$1,281	$398	$4,178	$2,374	$1,191	$345	$3,910

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular aging of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2024	2023
Unpaid principal balance(1)	$243	$307
Credit-related fair value adjustments	(29)	(87)
Carrying value	214	220
Stage 3 allowance	(1)	(1)
Carrying value net of related allowance	$213	$219

(1)	Represents principal amount owed net of write-offs.

15	Derecognition of Financial Assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are primarily sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The CMHC also previously purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).

Sale of mortgages under the above programs does not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2024(1)	2023(1)
Assets
Carrying value of residential mortgage loans	$11,190	$13,508
Other related assets(2)	7,202	8,600
Liabilities
Carrying value of associated liabilities	17,923	20,222

(1)	The fair value of the transferred assets is $18,092 (2023 – $20,264) and the fair value of the associated liabilities is $17,692 (2023 – $19,265), for a net position of $400 (2023 – $999).
(2)

These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card receivables

The Bank securitizes a portion of its credit card receivables through a consolidated structured entity. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans. For further details, refer to Note 16.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

2024 Scotiabank Annual Report | 193

Consolidated Financial Statements

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2024(1)	2023(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$174,334	$140,296
Securities lending agreements	58,477	56,174
Total	232,811	196,470
Carrying value of associated liabilities(3)	$190,449	$160,007

(1)	The fair value of transferred assets is $232,811 (2023 – $196,470) and the fair value of the associated liabilities is $190,449 (2023 – $160,007), for a net position of $42,362 (2023 – $36,463).
(2)	Does not include over-collateralization of assets pledged.
(3)

Liabilities for securities lending arrangements only include amounts related to cash collateral received. For securities received as collateral, refer to Note 36(a)(iv) – Financial Instruments – Risk Management.

16	Structured Entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the LAPA is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets of $11 billion (2023 – $13 billion) are primarily included in Business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles and capital vehicles

The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Activities of funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank’s issuance of qualifying regulatory capital instruments. These structured entities are consolidated due to the Bank’s decision-making power and ability to use that power to affect the returns.

Covered bonds

The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2024, $47.0 billion (2023 – $50.0 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds, Swiss francs, Euros, Canadian Dollars, and Norwegian Kroner. As at October 31, 2024, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $48.0 billion (2023 – $51.5 billion). These figures exclude activities in connection with covered bonds held by the Bank and that are eliminated upon consolidation.

Credit card receivables securitization trust

The Bank securitizes a portion of its Canadian credit card receivables through a Bank-sponsored structured entity. This entity issues senior and subordinated notes to third-party investors and the proceeds of such issuance are used to purchase co-ownership interests in credit card receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred credit card receivables as well as performing administrative functions for this entity. As at October 31, 2024, U.S.$2.4 billion ($3.3 billion Canadian dollar equivalent) (2023 – U.S.$2.0 billion, $2.8 billion Canadian dollar equivalent) Class A notes; and U.S.$209 million ($291 million Canadian dollar equivalent) (2023 – U.S.$174 million, $241 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2024 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $3.8 billion (2023 – $3.2 billion).

194 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Scotiabank LRCN Trust

The Bank sponsors the Scotiabank LRCN Trust established in connection with the issuance of limited recourse capital notes. As at October 31, 2024, $5.5 billion (2023 – $4.5 billion) of externally-issued limited recourse capital notes were outstanding and included in Preferred shares and other equity instruments on the Consolidated Statement of Financial Position. Refer to Note 25(b) – Preferred shares and other equity instruments for further information.

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities

The following table provides information about other structured entities which the Bank does not control and therefore does not consolidate.

	As at October 31, 2024
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets on structured entity’s financial statements	$6,299	$13,695	$1,870	$21,864
Assets recognized on the Bank’s financial statements:
Trading assets	8	306	–	314
Investment securities	–	842	–	842
Loans(1)	–	4,757	–	4,757
Other	–	35	93	128
	8	5,940	93	6,041
Liabilities recognized on the Bank’s financial statements:
Deposits – Business and government	–	–	1,842	1,842
Other	–	–	28	28
	–	–	1,870	1,870
Bank’s maximum exposure to loss	$6,307	$11,469	$76	$17,852

	As at October 31, 2023
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets (on structured entity’s financial statements)	$5,291	$3,683	$1,872	$10,846
Assets recognized on the Bank’s financial statements:
Trading assets	8	18	–	26
Investment securities	–	804	10	814
Loans(1)	–	1,182	61	1,243
Other	–	2	9	11
	8	2,006	80	2,094
Liabilities recognized on the Bank’s financial statements:
Deposits – Business and government	–	–	1,834	1,834
Derivative financial instruments	–	–	38	38
	–	–	1,872	1,872
Bank’s maximum exposure to loss	$5,299	$3,296	$71	$8,666

(1)	Loan balances are presented net of allowance for credit losses.

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2024, the Bank has recorded $6.1 billion (2023 – $2.1 billion), primarily loans issued to structured entities, on the Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.4 billion (2023 – $1.8 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

2024 Scotiabank Annual Report | 195

Consolidated Financial Statements

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank’s senior exposure. The Bank’s broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. As at October 31, 2024, the Bank has funded $4,243 million of the credit facilities provided to these structured entities (October 31, 2023 – $220 million).

Other funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank’s Consolidated Statement of Financial Position. The total principal balance of guarantee-linked notes issued by this vehicle and outstanding was $1,002 million as at October 31, 2024 (October 31, 2023 – $998 million). These are included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.

Although the Bank has power over the relevant activities of these vehicles, it has limited exposure to variability in returns, which results in the Bank not consolidating these vehicles.

(c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor.

As at October 31, 2024, the Bank earned $2,547 million (2023 – $2,369 million) in revenue from unconsolidated Bank-sponsored mutual fund entities.

17	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2022	$1,677	$2,362	$2,205	$1,795	$4,197	$12,236
Additions	97	161	130	129	143	660
Disposals/Retirements	(64)	(781)	(1,657)	(118)	(118)	(2,738)
Foreign currency adjustments and other	103	67	27	48	114	359
Balance as at October 31, 2023	$1,813	$1,809	$705	$1,854	$4,336	$10,517
Additions	120	232	73	134	125	684
Disposals/Retirements	(149)	(183)	(155)	(67)	(77)	(631)
Foreign currency adjustments and other	(48)	(78)	10	(44)	(43)	(203)
Balance as at October 31, 2024	$1,736	$1,780	$633	$1,877	$4,341	$10,367

Accumulated depreciation
Balance as at October 31, 2022	$637	$1,777	$1,933	$1,117	$1,072	$6,536
Depreciation	44	104	161	113	379	801
Disposals/Retirements	(4)	(748)	(1,655)	(92)	(106)	(2,605)
Foreign currency adjustments and other	9	135	(58)	14	43	143
Balance as at October 31, 2023	$686	$1,268	$381	$1,152	$1,388	$4,875
Depreciation	49	94	140	116	331	730
Disposals/Retirements	(50)	(75)	(145)	(40)	(62)	(372)
Foreign currency adjustments and other	(22)	(26)	(14)	(40)	(16)	(118)
Balance as at October 31, 2024	$663	$1,261	$362	$1,188	$1,641	$5,115

Net book value
Balance as at October 31, 2023	$1,127	$541	$324	$702	$2,948	$5,642 (1)
Balance as at October 31, 2024	$1,073	$519	$271	$689	$2,700	$5,252 (1)

(1)	Includes $36 (2023 – $38) of investment property.

196 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

18	Investments in Associates

The Bank had significant investments in the following associates:

			2024			2023
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Bank of Xi’an Co. Ltd.(2)(3)	China	Banking	18.11%	September 30, 2024	$658	$895
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.10%	September 30, 2024	527	489

(1)

Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s investment in Bank of Xi’an Co. Ltd was $570 as at October 31, 2024 (October 31, 2023 – $529).
(3)	The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.
(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2024 these reserves amounted to $74 (2023 – $71).

Impairment testing of Bank of Xi’an Co. Ltd.

As at October 31, 2024, the market value of the Bank’s investment in Bank of Xi’an Co. Ltd. based on the quoted price on the Shanghai Stock Exchange continues to be below its carrying value. The Bank has been performing quarterly impairment testing on this investment due to the prolonged period in which its market value has remained below the carrying amount. The impairment test involves comparing the carrying value of the investment to its recoverable amount based on value in use (VIU). In estimating VIU, the Bank uses a discounted cash flows valuation model which incorporates key assumptions, including a 5-year forecast of after-tax cash flows for the underlying entity, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. As at October 31, 2024, the estimate of VIU was determined using a terminal growth rate of 2% (2023 – 3%) and an after-tax discount rate of 12% (2023 – 12%).

The VIU methodology resulted in an impairment charge of $343 million ($309 million after-tax) recorded in non-interest expenses – other in the Other operating segment, driven primarily by the continued weakening of the economic outlook in China (2023 – $185 million or $159 million after-tax).

Summarized financial information

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended(1)		As at October 31, 2024
($ millions)	Revenue	Net income	Total assets	Total liabilities
Bank of Xi’an Co. Ltd.	$1,457	$471	$87,974	$81,577
Maduro & Curiel’s Bank N.V.	457	170	8,057	6,959

	For the twelve months ended(1)		As at October 31, 2023
($ millions)	Revenue	Net income	Total assets		Total liabilities
Canadian Tire’s Financial Services business (CTFS)(2)	$1,347	$368	$	n/a	$	n/a
Bank of Xi’an Co. Ltd.	1,277	487		80,803		75,027
Maduro & Curiel’s Bank N.V.	416	165		7,636		6,616

(1)	Based on the most recent available financial statements.
(2)	On October 31, 2023, the Bank closed the sale of its 20% interest in CTFS to Canadian Tire Corporation. Refer to Note 37 – Acquisitions and Divestitures.

19	Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by groups of cash-generating units (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2022	$1,690	$3,599	$243	$2,401	$941	$8,874
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Foreign currency adjustments and other	–	11	3	229	64	307
Balance as at October 31, 2023	1,690	3,610	246	2,630	1,005	9,181
Acquisitions	–	–	–	–	–	–
Dispositions(1)	–	–	–	(92)	–	(92)
Foreign currency adjustments and other	–	4	–	(138)	6	(128)
Balance as at October 31, 2024	$1,690	$3,614	$246	$2,400	$1,011	$8,961

(1)

In the current year, the Bank recognized a net impairment loss of $136 million pre-tax in relation to its agreement to sell CrediScotia Financiera, a subsidiary in Peru within the Latin America CGU, of which $92 million related to goodwill. Refer to Note 37 – Acquisitions and Divestitures for details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may indicate impairment.

2024 Scotiabank Annual Report | 197

Consolidated Financial Statements

The Bank determines the carrying values of its CGUs using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The resulting carrying amount determined for the CGU is then compared to its respective recoverable amount to identify any impairment.

Annual impairment testing for goodwill was performed as at July 31, 2024 and 2023, and no impairment was determined to exist. As of October 31, 2024 and 2023, there were no significant changes to this assessment.

Fair value less costs of disposal

For all CGUs other than Latin America, the recoverable amount was determined using the fair value less costs of disposal (FVLCD) method. In arriving at FVLCD, the Bank estimates the fair value of the CGU using price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, applies a control premium based on a weighted average of acquisition premiums paid globally in the banking industry over the past five years for comparable companies, and deducts the estimated costs of disposal. The fair value measurement is categorized as Level 3 due to significant inputs being unobservable. For the 2024 annual impairment test, P/E multiples ranging from 11 to 11.5 times (2023 – 9 to 10 times) were used.

The Bank has performed sensitivity analysis on the key assumptions used in estimating FVLCD. The estimate of reasonably possible changes to the key assumptions are based on available evidence in respect of each input, such as risks associated with the normalized net income projections, and range of P/E multiples observed externally. Reasonable negative changes in the net income outlook (decrease of 5%) or P/E multiples (decrease of 1x), each in isolation, holding other factors constant, would not result in impairment for all CGUs using the FVLCD method.

Value in use

The Latin America CGU’s recoverable amount was determined using the value in use (VIU) method, consistent with the prior year. In estimating VIU, the Bank uses a discounted cash flow valuation model based on a 5-year forecast of after-tax cash flows, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. The 5-year cash flow forecast is based on management approved budgets and plans which consider market trends, macroeconomic conditions, forecasted earnings and the business strategy for the CGU. The terminal growth rate is based on long-term growth expectations in Latin America, and the discount rate is based on the cost of capital of comparable companies. For the 2024 annual impairment test, a terminal growth rate of 3% (2023 – 3%) and a discount rate of 12% (2023 – 13%) was used.

The Bank has performed sensitivity analysis on the key assumptions used in estimating the Latin America CGU’s VIU. The estimate of reasonably possible changes to the key assumptions is based on available evidence in respect of each input such as historical performance against forecasts, risks associated with the underlying cash flow projections, and range of discount rates observed externally. Reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment for the Latin America CGU.

198 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2022	$6,687	$1,875	$4,415	$166	$13,143
Acquisitions	–	–	–	–	–
Additions	1,125	–	–	–	1,125
Impairment	(184)	(110)	–	(3)	(297)
Disposals/Retirements	(2,141)	(2)	–	–	(2,143)
Foreign currency adjustments and other	152	52	–	–	204
Balance as at October 31, 2023	$5,639	$1,815	$4,415	$163	$12,032
Acquisitions	–	–	–	–	–
Additions	840	1	–	–	841
Impairment	(188)	–	–	–	(188)
Disposals/Retirements	(538)	–	–	–	(538)
Foreign currency adjustments and other	24	(22)	–	–	2
Balance as at October 31, 2024	$5,777	$1,794	$4,415	$163	$12,149
Accumulated amortization
Balance as at October 31, 2022	$3,809	$1,375	$–	$–	$5,184
Amortization	862	157	–	–	1,019
Impairment	(134)	(34)	–	–	(168)
Disposals/Retirements	(1,996)	(2)	–	–	(1,998)
Foreign currency adjustments and other	25	(42)	–	–	(17)
Balance as at October 31, 2023	$2,566	$1,454	$–	$–	$4,020
Amortization	958	72	–	–	1,030
Impairment	(91)	–	–	–	(91)
Disposals/Retirements	(614)	–	–	–	(614)
Foreign currency adjustments and other	(75)	(13)	–	–	(88)
Balance as at October 31, 2024	$2,744	$1,513	$–	$–	$4,257
Net book value
As at October 31, 2023	$3,073 (2)	$361	$4,415	$163	$8,012
As at October 31, 2024	$3,033 (2)	$281	$4,415	$163	$7,892

(1)	Fund management contracts are attributable to the previously acquired Dynamic Funds business (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)

Computer software comprises purchased software of $194 (2023 – $429), internally generated software of $1,939 (2023 – $1,711), and in process software not subject to amortization of $900 (2023 – $933).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets, which include key assumptions related to market appreciation, net sales of funds, and operating margins, taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2023 – 4.5%) applied thereafter. These cash flows have been discounted at 10% (2023 – 10%). Fund management contracts were assessed for annual impairment using data as at July 31, 2024 and 2023, and no impairment was determined to exist. As of October 31, 2024 and 2023, there were no significant changes to this assessment. In addition, reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment.

Finite life intangible assets are only assessed for impairment if events or circumstances indicate that the asset may be impaired. When required, impairment is assessed by comparing the carrying value of the finite life intangible asset to its recoverable amount, which is generally determined using a value in use approach. In fiscal 2024, computer software with a net book value of $97 million was assessed as impaired. In fiscal 2023, finite life intangible assets with a net book value of $126 million were assessed as impaired, of which $76 million related to the full write-off of a contract-based intangible asset in Peru and $50 million related to computer software.

2024 Scotiabank Annual Report | 199

Consolidated Financial Statements

20	Other Assets

As at October 31 ($ millions)	2024(1)	2023(1)
Accrued interest	$5,352	$4,907
Accounts receivable and prepaids	2,118	2,456
Current tax assets	2,374	2,743
Margin deposits on derivatives	9,976	12,254
Segregated fund assets	1,231	1,468
Pension assets (Note 29)	684	936
Receivable from brokers, dealers and clients	3,244	4,142
Other	5,322	6,278
Total	$30,301	$35,184

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

21	Deposits

	2024						2023
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice(2)		Payable on a fixed date(3)	Total
Personal	$5,562	$10,134	$144,332		$138,793	$298,821	$288,617
Business and government	181,060	31,454	55,688		331,912	600,114	612,267
Financial institutions	10,201	809	2,665		31,239	44,914	51,449
Total	$196,823	$42,397	$202,685	(4)	$501,944	$943,849	$952,333
Recorded in:
Canada	$143,254	$22,768	$166,410		$354,385	$686,817	$679,196
United States	43,176	32	1,545		45,689	90,442	96,807
United Kingdom	–	–	227		26,864	27,091	21,562
Mexico	225	6,887	11,835		17,804	36,751	41,424
Peru	5,156	68	5,793		6,693	17,710	15,860
Chile	1,191	4,846	143		17,052	23,232	23,724
Colombia	31	494	3,414		4,163	8,102	9,580
Other International	3,790	7,302	13,318		29,294	53,704	64,180
Total(5)	$196,823	$42,397	$202,685		$501,944	$943,849	$952,333

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $124 (2023 – $123) of non-interest bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $295,316 (2023 – $320,088), deposits denominated in Chilean pesos amount to $19,271 (2023 – $20,200), deposits denominated in Mexican pesos amount to $34,416 (2023 – $38,127) and deposits denominated in other foreign currencies amount to $109,683 (2023 – $116,926).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2024	$64,521	$37,062	$59,273	$115,757	$18,820	$295,433
As at October 31, 2023	$66,726	$39,525	$62,675	$130,384	$19,021	$318,331

(1)	The majority of foreign term deposits are in excess of $100,000.

200 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

22	Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2024	2023
Maturity date	Interest rate (%)	Terms(1)	Carrying value(2)	Carrying value(2)
June 2025	8.90	Redeemable at any time.	$251	$252
December 2025(3)	4.50	U.S.$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year, until maturity in December 2025.	1,740	1,714
January 2029(3)	3.89	$1,750 million. On January 18, 2024, the Bank redeemed these notes at 100% of their principal amount plus accrued and unpaid interest.	–	1,752
July 2029(3)	2.836	$1,500 million. On July 3, 2024, the Bank redeemed these notes at 100% of their principal amount plus accrued and unpaid interest.	–	1,339
May 2037(3)	4.588	U.S.$1,250 million. Redeemable between April 12, 2027, and May 4, 2032. On May 4, 2032, interest will reset at the then prevailing 5-year U.S. treasury rate plus 2.050%.	1,704	1,676
May 2032(3)	3.934	Redeemable on or after May 3, 2027. After May 3, 2027, interest will be payable quarterly at the then prevailing three-month bankers’ acceptance rate plus 1.52%.	1,713	1,587
December 2032(3)	1.800	JPY 33,000 million. Redeemable on December 20, 2027. After December 20, 2027, interest will be payable semi-annually at the reference Japanese Government Bond rate plus 1.681% on the reset date.	301	301
August 2033(3)	5.679	Redeemable on or after August 2, 2028. After August 2, 2028, interest will be payable at an annual rate equal to Daily Compounded CORRA plus 2.100%.	1,016	962
December 2033(3)	1.830	JPY 12,000 million. Redeemable on December 1, 2028. After December 1, 2028, interest rate on the debentures will be reset to the prevailing yield of Japanese Government Bond rate plus 1.477% on the reset date.	110	110
August 2034(3)	4.959	Redeemable on or after August 1, 2029. After August 1, 2029, interest will be payable at Daily Compounded CORRA plus 1.55%.	998	–
			$7,833	$9,693

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)

The carrying value of subordinated debentures may differ from par value due to the impact of fair value hedges used for managing interest rate risk and subordinated debentures held for market-making purposes.

(3)

These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price and, where applicable, subject to translation at foreign exchange rates in effect at the time of conversion. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

23	Other Liabilities

As at October 31 ($ millions)	2024(1)	2023(1)
Accrued interest	$7,840	$7,686
Lease liabilities(2)	2,982	3,202
Accounts payable and accrued expenses	8,133	8,343
Current tax liabilities	1,070	728
Deferred tax liabilities (Note 28)	1,397	1,446
Gold and silver certificates and bullion	578	439
Margin and collateral accounts	8,186	8,531
Segregated fund liabilities	1,231	1,467
Payables to brokers, dealers and clients	798	1,565
Provisions (Note 24)	411	573
Allowance for credit losses on off-balance sheet exposures (Note 14)	186	149
Pension liabilities (Note 29)	523	521
Other liabilities of subsidiaries and structured entities	22,104	26,836
Other	7,589	8,393
Total	$63,028	$69,879

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Represents discounted value of lease liabilities.

2024 Scotiabank Annual Report | 201

Consolidated Financial Statements

The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2024	2023
Within 1 year	$410	$428
1 to 2 years	404	410
2 to 3 years	401	405
3 to 4 years	381	398
4 to 5 years	358	371
After 5 years	1,677	1,852
Total	$3,631	$3,864

24	Provisions

($ millions)
As at November 1, 2022	$287
Provisions made during the year	470
Provisions utilized / released during the year	(184)
Balance as at October 31, 2023	$573
Provisions made during the year	203
Provisions utilized / released during the year	(365)
Balance as at October 31, 2024	$411

Legal

In the ordinary course of business, the Bank and its subsidiaries are and have been subject to a variety of pending and threatened legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. The Bank reviews the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as the Bank believes to be in its best interest. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action or regulatory proceeding and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Peruvian Constitutional Court in June 2023. That case was decided in favour of the Government of Peru in May 2024. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru’s treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. In May 2024, the ICSID Tribunal issued a ruling that narrowed the scope of the Bank’s case. This case is currently proceeding through the arbitration process. Following these developments, the Bank recorded a legal provision of $142 million in other liabilities – provisions, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

Restructuring Charge

Prior Year

In the prior year, the Bank recorded a restructuring charge and severance provisions of $354 million related to workforce reductions as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels. Of these amounts, which were all recorded in the Other operating segment, $316 million was the restructuring charge included in other liabilities – provisions.

202 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

25	Common shares, preferred shares and other equity instruments

(a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2024			2023
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,214,044,420		$20,109	1,191,375,095		$18,707
Issued in relation to share-based payments, net (Note 27)	497,930		37	415,247		28
Issued in relation to the Shareholder Dividend and Share Purchase Plan(1)	29,893,336		1,908	22,254,078		1,374
Outstanding at end of year	1,244,435,686	(2)	$22,054	1,214,044,420	(2)	$20,109

(1)

Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the Plan), common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices. Further, effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank has suspended the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and will discontinue issuances of common shares from treasury under the Plan. Additionally, effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary market in accordance with the provisions of the Plan.

(2)

In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2024, the number of such shares bought was 26,564,849 and sold was 26,566,901 (2023 – 19,133,834 bought and 19,132,702 sold).

Dividend

The dividends paid on common shares in fiscal 2024 and 2023 were $5,198 million ($4.24 per share) and $5,003 million ($4.18 per share), respectively. The Board of Directors approved a quarterly dividend of $1.06 per common share at its meeting on December 2, 2024. This quarterly dividend applies to shareholders of record at the close of business on January 7, 2025, and is payable January 29, 2025. Refer to Note 25(c) – Restriction on payment of dividends and retirement of shares.

Normal Course Issuer Bid

The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the year ended October 31, 2024.

Non-viability Contingent Capital

The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2024 would be 4,582 million common shares (2023 – 5,046 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 22 – Subordinated debentures and Note 25(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments

Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2024				2023
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share(1)	Conversion feature	Number of shares	Amount	Dividends declared per share	Conversion feature
NVCC Preferred shares:
Series 40(a)	–	–	0.303125	Series 41	12,000,000	300	1.212500	Series 41
Total preferred shares	–	$–			12,000,000	$300

(1)	Dividends declared from November 1, 2023 to October 31, 2024.

Terms of NVCC preferred shares

	First issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
NVCC Preferred shares:
Series 40(a)	October 12, 2018	25.00	0.362100	January 29, 2019	2.43%	January 27, 2024	25.00

(a)

On January 29, 2024, the Bank redeemed $300 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)) (Series 40 Shares) at a price equal to $25.00 per share together with dividends declared and unpaid. On November 28, 2023, the Board of Directors of Scotiabank declared a quarterly dividend of $0.303125 per Series 40 Share. This was the final dividend of the Series 40 Shares and paid on January 29, 2024, to shareholders of record at the close of business on January 3, 2024.

2024 Scotiabank Annual Report | 203

Consolidated Financial Statements

Other equity instruments

Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

									2024			2023
First issue date/ Series number	Notional Amount (millions)		Next reset date	Interest rate	Interest rate after reset		Next redemption date	Redemption frequency after reset(1)	Amount (millions)	Distributions paid per Note(2)		Amount (millions)	Distributions paid per Note(2)
Subordinated Additional Tier 1 Capital Notes(3)(4)
October 12, 2017(5)	U.S.$	1,250	January 12, 2025	7.566%	SOFR +2.90961	(5) %	January 12, 2025	Quarterly	$1,560	U.S.$	83.86	$1,560	U.S.$	76.23
June 4, 2020	U.S.$	1,250	June 4, 2025	4.900%	UST +4.551	(6) %	June 4, 2025	Every five years	$1,689	U.S.$	49.00	$1,689	U.S.$	49.00

Limited Recourse Capital Notes(3)(7)
Series 1(8)		$1,250	July 27, 2026	3.700%	GOC +2.761	(9) %	June 27, 2026	Every five years	$1,250		$37.00	$1,250		$37.00
Series 2(10)	U.S.$	600	October 27, 2026	3.625%	UST +2.613	(6) %	October 27, 2026	Quarterly	$753	U.S.$	36.25	$753	U.S.$	36.25
Series 3(11)		$1,500	July 27, 2027	7.023%	GOC +3.95	(9) %	June 27, 2027	Every five years	$1,500		$70.23	$1,500		$70.23
Series 4(12)	U.S.$	750	October 27, 2027	8.625%	UST +4.389	(6) %	October 27, 2027	Quarterly	$1,023	U.S.$	86.25	$1,023	U.S.$	86.73
Series 5(13)	U.S.$	750	January 27, 2029	8.000%	UST +4.017	(6) %	January 27, 2029	Quarterly	$1,004	U.S.$	63.33	$–	U.S.$	–
Total other equity instruments									$8,779			$7,775

(1)

Each security is redeemable at the sole discretion of the Bank on the first reset date and every quarter or five years, as applicable, thereafter. Limited Recourse Capital Notes (LRCN) Series 1 and Series 3 are also redeemable in the one month period preceding each reset date. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2)	Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or U.S.$1,000, as applicable.
(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.
(4)

While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 25(c) – Restriction on payment of dividends and retirement of shares.

(5)

CME 3-month Term SOFR. In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.

(6)	The then-prevailing five-year U.S. Treasury Rate.
(7)

Interest on LRCN is non-deferrable, however, non-payment of interest that is not cured within five business days results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder’s sole recourse will be limited to their proportionate share of the Series’ respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares. Refer to Note 25(c) – Restriction on payment of dividends and retirement of shares.

(8)

On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(9)	The then-prevailing five-year Government of Canada yield.
(10)

On October 7, 2021, the Bank issued U.S.$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). In connection with the issuance of LRCN Series 2, the Bank issued U.S.$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(11)

On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(12)

On October 25, 2022, the Bank issued U.S.$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC) (“LRCN Series 4”). In connection with the issuance of LRCN Series 4, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 4 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(13)

On January 12, 2024, the Bank issued U.S.$750 million 8.000% Fixed Rate Resetting Limited Recourse Capital Notes Series 5 (NVCC) (“LRCN Series 5”). In connection with the issuance of LRCN Series 5, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 5 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions contained in the Bank’s Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00 (subject to adjustments in certain events and converted to U.S. dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average and converted to U.S. dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.

The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

During the year ended October 31, 2024, the Bank paid aggregate distributions on these notes of $469 million (2023 – $405 million), net of income taxes of $93 million (2023 – $75 million), based on exchange rates in effect on the payment dates, where applicable.

204 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(c)	Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring or paying any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to pay dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

26	Capital Management

The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks.

In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB). In December 2022 OSFI announced that the DSB will increase to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023, and has increased the DSB’s range from 0% to 4.0%. In June 2023, OSFI announced that the DSB will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. In addition, in June 2024, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the D-SIB surcharge of 0.5%, effective Q2 2023.

The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2024	2023
Capital(1)
Common Equity Tier 1 capital	$60,631	$57,041
Net Tier 1 capital	69,499	65,223
Total regulatory capital	77,708	75,651
Total loss absorbing capacity (TLAC)(2)	137,752	134,504
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$463,992	$440,017
Leverage exposures(3)	1,563,140	1,562,963
Regulatory ratios(1)
Common Equity Tier 1 capital ratio	13.1%	13.0%
Tier 1 capital ratio	15.0%	14.8%
Total capital ratio	16.7%	17.2%
Total loss absorbing capacity ratio(2)	29.7%	30.6%
Leverage ratio(3)	4.4%	4.2%
Total loss absorbing capacity leverage ratio(2)	8.8%	8.6%

(1)

2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Prior year regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

The Bank exceeded the OSFI regulatory minimum capital ratios as at October 31, 2024.

2024 Scotiabank Annual Report | 205

Consolidated Financial Statements

27	Share-Based Payments

(a)	Stock option plans

The Bank grants stock options as part of the Employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. There is a total of 141 million common shares which have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 118 million common shares have been issued as a result of the exercise of options and 11 million common shares are committed under outstanding options, leaving 12 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 8, 2024 to December 7, 2033.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The Stock Option Plan includes:

•	Stock options

Employee stock options granted are equity-classified stock options which call for settlement in shares.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2024 was $124 million (2023 – $115 million).

In 2024, an expense of $13 million (2023 – $14 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2024, future unrecognized compensation cost for non-vested stock options was $10 million (2023 – $9 million) which is to be recognized over a weighted-average period of 2.03 years (2023 – 2.06 years).

•	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2024, 81,414 SARs were granted (2023 – 111,692) and as at October 31, 2024, 570,156 SARs were outstanding (2023 – 609,406), of which 566,349 SARs were vested (2023 – 604,748).

The impact to the Bank’s financial statements of vested and outstanding SARs was not material.

Determination of fair values

The share-based payment expense for stock options was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2024 and 2023 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2024 Grant	2023 Grant
Assumptions
Risk-free interest rate %	3.26%	3.33%
Expected dividend yield	4.47%	5.79%
Expected price volatility	19.76%	20.58%
Expected life of option	6.90 Years	6.93 Years
Fair value
Weighted-average fair value	$7.68	$6.81

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2024		2023
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	11,558	$72.74	9,907	$73.24
Granted	2,676	59.99	2,478	68.58
Exercised as options	(498)	66.04	(415)	59.07
Exercised as SARs	–	–	(7)	55.63
Forfeited	(600)	70.34	(272)	74.07
Expired	(1,680)	68.84	(133)	72.92
Outstanding at end of year	11,456	$70.75	11,558	$72.74
Exercisable at end of year	4,737	$73.10	5,088	$71.90
Available for grant	11,902		12,480

206 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

	Options Outstanding			Options Exercisable
As at October 31, 2024	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$55.63 to $68.32	2,892	7.62	$60.59	494	$63.49
$68.33 to $74.34	6,405	5.63	$70.80	3,520	$72.66
$74.35 to $85.46	2,159	5.56	$84.24	723	$81.81
	11,456	6.12	$70.75	4,737	$73.10

(1)	Excludes SARs.

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50-60% of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2024, the Bank’s contributions totalled $94 million (2023 – $87 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2024, an aggregate of 21 million common shares were held under the employee share ownership plans (2023 – 20 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2024, an aggregate expense of $357 million (2023 – $320 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes gains from derivatives used to manage the volatility of share-based payments of $196 million (2023 – $131 million losses).

As at October 31, 2024, the share-based payment liability recognized for vested awards under these plans was $1,010 million (2023 – $741 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2024, there were 2,732,877 units (2023 – 2,243,413) awarded and outstanding of which 1,893,903 units were vested (2023 – 1,579,420).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2024, there were 420,889 units outstanding (2023 – 336,929).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2024, there were 8,478,453 units (2023 – 6,717,498) awarded and outstanding of which 5,665,778 units were vested (2023 – 4,804,239).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2024, there were 6,766,501 units (2023 – 7,382,945) outstanding subject to performance criteria, of which 4,843,892 units were vested (2023 – 6,059,966).

2024 Scotiabank Annual Report | 207

Consolidated Financial Statements

28	Corporate Income Taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2024(1)	2023(1)
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$138	$736
Provincial	275	626
Adjustments related to prior periods	(40)	715
Foreign	1,219	1,053
Adjustments related to prior periods	2	(6)
	1,594	3,124
Deferred income taxes:
Domestic:
Federal	388	(604)
Provincial	181	(274)
Foreign	(131)	(25)
	438	(903)
Total provision for income taxes in the Consolidated Statement of Income	$2,032	$2,221
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$1,019	$(168)
Deferred income taxes	41	(331)
	1,060	(499)
Reported in:
Other Comprehensive Income	1,156	(420)
Retained earnings	(96)	(79)
Other reserves	–	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	1,060	(499)
Total provision for income taxes	$3,092	$1,722
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$438	$(833)
Deferred tax expense (benefit) of tax rate changes	–	(70)
	$438	$(903)

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2024(1)		2023(1)
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$2,755	27.8%	$2,682	27.7%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(746)	(7.5)	(692)	(7.1)
Tax-exempt income from securities	(28)	(0.3)	(341)	(3.5)
Other, net(2)	51	0.5	572	5.9
Total income taxes and effective tax rate	$2,032	20.5%	$2,221	23.0%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Fiscal 2023 includes $579 tax expense for the CRD and $48 tax benefit from the non-taxable gain related to the divestiture of the equity interest in CTFS.

208 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended(1)		As at(1)
October 31 ($ millions)	2024	2023	2024	2023
Deferred tax assets:
Loss carryforwards	$29	$(201)	$930	$1,281
Allowance for credit losses	54	(172)	1,076	1,155
Deferred compensation	(100)	(77)	317	274
Deferred income	(137)	(100)	255	138
Property and equipment	(10)	(19)	262	339
Pension and other post-retirement benefits	(48)	(48)	387	321
Securities	(17)	(15)	260	386
Lease liabilities	28	(1)	891	936
Own credit risk	–	–	250	31
Other	(57)	(177)	673	542
Total deferred tax assets	$(258)	$(810)	$5,301	$5,403
Deferred tax liabilities:
Cash flow hedges	$–	$–	$57	$127
Deferred compensation	(24)	(19)	187	180
Deferred income	(20)	(23)	50	36
Property and equipment	(243)	174	684	569
Pension and other post-retirement benefits	1	1	82	120
Securities	(14)	(152)	354	385
Investment in subsidiaries and associates	52	43	29	67
Intangible assets	(344)	160	1,809	1,454
Other	(104)	(91)	504	370
Total deferred tax liabilities	$(696)	$93	$3,756	$3,308
Net deferred tax assets (liabilities)(2)	$438	$(903)	$1,545	$2,095

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)

For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,545 (2023 – $2,095) are represented by deferred tax assets of $2,942 (2023 – $3,541), and deferred tax liabilities of $1,397 (2023 – $1,446) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2024	2023
Balance at beginning of year	$2,095	$803
Deferred tax benefit (expense) for the year recorded in income	(438)	903
Deferred tax benefit (expense) for the year recorded in equity	(41)	331
Disposed in divestitures	–	–
Other	(71)	58
Balance at end of year	$1,545	$2,095

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $18 million (October 31, 2023 – $10 million). The amount related to unrecognized losses is $18 million, which will expire as follows: $3 million between 2024 and 2033 and $15 million has no expiry.

Included in the net deferred tax asset are tax benefits of $73 million (2023 – $2,563 million) that have been recognized in the Canadian bank and certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits which are expected to generate sufficient taxable income to utilize the deferred tax assets.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2024 is approximately $57 billion (2023 – $50 billion).

Tax Assessments

The Bank received reassessments totaling $1,634 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2019 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 and 2019 taxation years totaling $3 million of tax and interest.

A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2019 taxation years totaling $637 million of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years and intends to file a Notice of Objection in respect of its 2019 taxation year assessment.

2024 Scotiabank Annual Report | 209

Consolidated Financial Statements

In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

Canada Recovery Dividend

In prior year, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years.

Canadian Federal Tax Measures

On August 12, 2024, the Department of Finance released draft legislation on the proposed increase to the capital gains inclusion rate from 50% to 66.7% for gains or losses realized after June 24, 2024.

A Notice of Ways and Means Motion was tabled on September 23, 2024 to implement the draft legislation for the increased capital gains inclusion rate. This legislation is expected to be enacted in a future bill and its impact is not material to the Bank.

Global Minimum Tax

The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of €750 million, pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules. In June 2024, Canada enacted the Global Minimum Tax (GMT) Act as part of Bill C-69. During the year, certain countries have also enacted their local GMT legislation to introduce a domestic minimum top-up tax. These laws will apply to the Bank from fiscal year 2025 onwards.

The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.

The Bank has performed an assessment of its potential GMT impact and continues to monitor relevant legislation and available guidance when released across various jurisdictions. GMT is expected to apply to earnings from jurisdictions including Bahamas, Barbados, Cayman Islands and Ireland. Based on the Bank’s preliminary assessment, the Bank expects an increase in its effective tax rate by approximately 1% for the year ending October 31, 2025.

29	Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, U.S., Mexico, UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well-defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, which includes a closed defined benefit (DB) component. Employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•

The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.

•

PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•

The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2023. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, U.S., Mexico, Uruguay, UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

210 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Key assumptions

The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2024	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	50%	50%
Percentage of total plan assets	74%	11%	15%	–%	100%
Percentage of total benefit expense(1)	73%	27%	–%	46%	54%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2023	SPP	Other	International	Canada	International
Percentage of total benefit obligations	71%	15%	14%	48%	52%
Percentage of total plan assets	73%	11%	16%	–%	100%
Percentage of total benefit expense(1)	71%	26%	3%	42%	58%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b)	Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2024, and the prior year.

Contributions to the principal plans for the year ended October 31 ($ millions)	2024	2023
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding DC provision)	$69	$15
All other plans	47	103
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	62	64
Defined contribution pension and other benefit plans (cash contributions)	184	159
DC pension contributions funded from pension plan surplus	(54)	(59)
Total contributions(1)	$308	$282

(1)

Based on preliminary estimates, the Bank expects to make contributions of $137 to the SPP (excluding the DC provision), $63 to all other defined benefit pension plans, $67 to other benefit plans and $194 to all defined contribution plans for the year ending October 31, 2025.

2024 Scotiabank Annual Report | 211

Consolidated Financial Statements

c)	Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2024	2023	2024	2023
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$362	$339	$930	$873
Benefit obligation of plans that are wholly or partly funded	8,529	7,330	217	241

Funded status
Benefit obligation of plans that are wholly or partly funded	$8,529	$7,330	$217	$241
Fair value of assets	9,260	8,139	84	113
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$731	$809	$(133)	$(128)
Benefit obligation of plans that are wholly unfunded	362	339	930	873
Excess (deficit) of fair value of assets over total benefit obligation	$369	$470	$(1,063)	$(1,001)
Effect of asset limitation and minimum funding requirement	(208)	(55)	–	–
Net asset (liability) at end of year	$161	$415	$(1,063)	$(1,001)

212 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

d)	Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2024	2023	2024	2023
Change in benefit obligation
Benefit obligation at beginning of year	$7,669	$7,630	$1,114	$1,123
Current service cost	205	218	20	20
Interest cost on benefit obligation	456	428	77	77
Employee contributions	27	26	–	–
Benefits paid	(404)	(406)	(101)	(94)
Actuarial loss (gain)	959	(278)	59	(42)
Past service cost	–	(1)	(1)	(2)
Business acquisition	–	–	–	(1)
Settlements	(2)	–	–	–
Foreign exchange	(19)	52	(21)	33
Benefit obligation at end of year	$8,891	$7,669	$1,147	$1,114

Change in fair value of assets
Fair value of assets at beginning of year	8,139	8,309	113	116
Interest income on fair value of assets	494	480	9	12
Return on plan assets in excess of (less than) interest income on fair value of assets	955	(351)	8	2
Employer contributions	62	59	62	64
Employee contributions	27	26	–	–
Benefits paid	(404)	(406)	(101)	(94)
Administrative expenses	(13)	(12)	–	–
Business acquisition	–	–	–	–
Settlements	(3)	–	–	–
Foreign exchange	3	34	(7)	13
Fair value of assets at end of year	$9,260	$8,139	$84	$113

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	369	470	(1,063)	(1,001)
Effect of asset limitation and minimum funding requirement(1)	(208)	(55)	–	–
Net asset (liability) at end of year	$161	$415	$(1,063)	$(1,001)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	684	936	1	2
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(523)	(521)	(1,064)	(1,003)
Net asset (liability) at end of year	$161	$415	$(1,063)	$(1,001)

Annual benefit expense
Current service cost	205	218	20	20
Net interest expense (income)	(32)	(33)	68	65
Administrative expenses	12	13	–	–
Past service costs	–	(1)	(1)	(2)
Amount of settlement (gain) loss recognized	1	–	–	–
Remeasurement of other long-term benefits	–	–	6	(2)
Benefit expense (income) recorded in the Consolidated Statement of Income (A)	$186	$197	$93	$81
Defined contribution benefit expense (B)	$183	$158	$1	$1

Remeasurements
Return on plan assets in excess of interest income on fair value of assets	955	(351)	8	2
Actuarial (loss) gain on benefit obligation	(959)	278	(53)	40
Change in the asset limitation	(146)	139	–	–
Gains (losses) recorded in OCI (C)	$(150)	$66	$(45)	$42
Total benefit cost (A + B - C)	$519	$289	$139	$40
Additional details on actual return on assets and actuarial gains and (losses)
Actual (return) on assets (net of administrative expenses)	$(1,436)	$(117)	$(19)	$(14)
Actuarial gains and (losses) from changes in demographic assumptions	7	(40)	–	7
Actuarial gains and (losses) from changes in financial assumptions	(952)	406	(53)	28
Actuarial gains and (losses) from changes in experience	(14)	(88)	(6)	7

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	67	57	–	–
In property occupied by Scotiabank	4	4	–	–

Change in asset ceiling/(onerous liability)
Asset ceiling /onerous liability at end of prior year	55	176	–	–
Interest expense	6	19	–	–
Remeasurements	146	(139)	–	–
Foreign exchange	1	(1)	–	–
Asset ceiling /onerous liability at end of year	$208	$55	$–	$–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

2024 Scotiabank Annual Report | 213

Consolidated Financial Statements

e)	Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2024 is 13.6 years (2023 – 12.9 years).

	Pension plans		Other benefit plans
For the year ended October 31	2024	2023	2024	2023
Disaggregation of the benefit obligation (%)
Canada
Active members	51%	48%	3%	3%
Inactive and retired members	49%	52%	97%	97%
Total	100%	100%	100%	100%
Mexico
Active members	28%	27%	32%	35%
Inactive and retired members	72%	73%	68%	65%
Total	100%	100%	100%	100%
United States
Active members	31%	39%	43%	41%
Inactive and retired members	69%	61%	57%	59%
Total	100%	100%	100%	100%

f)	Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans		Other benefit plans
For the year ended October 31	2024	2023	2024	2023
Benefit obligation at end of year
Discount rate – all plans	5.22%	6.13%	6.51%	7.36%
Discount rate – Canadian plans only	4.80%	5.70%	4.69%	5.80%
Rate of increase in future compensation(1)	3.85%	3.96%	4.37%	4.61%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	6.13%	5.77%	7.36%	7.01%
Discount rate for net interest cost	6.13%	5.76%	7.36%	6.96%
Discount rate for service cost	6.06%	5.80%	7.31%	7.09%
Discount rate for interest on service cost	6.07%	5.71%	7.27%	7.09%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	5.70%	5.41%	5.80%	5.40%
Discount rate for net interest cost	5.70%	5.40%	5.80%	5.31%
Discount rate for service cost	5.60%	5.41%	5.62%	5.49%
Discount rate for interest on service cost	5.61%	5.30%	5.53%	5.49%
Rate of increase in future compensation(1)	3.96%	3.90%	4.61%	4.67%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	5.72%	5.68%
Ultimate rate	n/a	n/a	4.71%	4.93%
Year ultimate rate reached	n/a	n/a	2041	2040
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.6	23.6	23.6	23.6
Life expectancy at 65 for current pensioners – female	24.7	24.7	24.7	24.7
Life expectancy at 65, for future pensioners currently aged 45 – male	24.5	24.5	24.5	24.5
Life expectancy at 65, for future pensioners currently aged 45 – female	25.6	25.6	25.6	25.6
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.6	21.6	21.6	21.6
Life expectancy at 65 for current pensioners – female	24.0	23.9	24.0	23.9
Life expectancy at 65, for future pensioners currently aged 45 – male	21.7	21.6	21.7	21.6
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	22.0	22.0	22.0	22.0
Life expectancy at 65 for current pensioners – female	23.5	23.4	23.5	23.4
Life expectancy at 65, for future pensioners currently aged 45 – male	23.4	23.3	23.4	23.3
Life expectancy at 65, for future pensioners currently aged 45 – female	24.8	24.8	24.8	24.8

(1)

The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

214 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

g)	Sensitivity analysis

The sensitivity analysis represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2024 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,360	$98	$132	$6
0.25% increase in rate of increase in future compensation	72	3	–	–
1% increase in health care cost trend rate	n/a	n/a	99	12
1% decrease in health care cost trend rate	n/a	n/a	(82)	(10)
1 year increase in Canadian life expectancy	156	9	17	1
1 year increase in Mexican life expectancy	2	–	3	–
1 year increase in the United States life expectancy	2	–	3	–

h)	Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives cannot be used without specific authorization; currently, the main uses of derivatives are for duration management and currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.

The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans		Other benefit plans
Asset category %	Actual 2024	Actual 2023	Actual 2024	Actual 2023
Cash and cash equivalents	2%	3%	–%	1%
Equity investments
Quoted in an active market	43%	39%	12%	34%
Non quoted	5%	5%	–%	–%
	48%	44%	12%	34%
Fixed income investments
Quoted in an active market	10%	5%	87%	61%
Non quoted	29%	35%	–%	–%
	39%	40%	87%	61%
Property
Quoted in an active market	–%	–%	1%	4%
Non quoted	1%	1%	–%	–%
	1%	1%	1%	4%
Other
Quoted in an active market	–%	–%	–%	–%
Non quoted	10%	12%	–%	–%
	10%	12%	–%	–%
Total	100%	100%	100%	100%

Target asset allocation at October 31, 2024 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	41%	12%
Fixed income investments	44%	87%
Property	1%	1%
Other	14%	–%
Total	100%	100%

2024 Scotiabank Annual Report | 215

Consolidated Financial Statements

30	Operating Segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2024
Taxable equivalent basis ($ millions)	Canadian Banking(1)(2)	International Banking(1)(2)	Global Wealth Management(1)	Global Banking and Markets(1)	Other(1)(3)	Total(2)
Net interest income(4)	$10,842	$8,889	$936	$1,441	$(2,856)	$19,252
Non-interest income(5)(6)	2,848	3,100	4,826	3,972	(328)	14,418
Total revenues	13,690	11,989	5,762	5,413	(3,184)	33,670
Provision for credit losses	1,691	2,285	27	47	1	4,051
Depreciation and amortization(7)	568	568	187	258	179	1,760
Other non-interest expenses	5,550	5,563	3,423	2,941	458	17,935
Income tax expense	1,607	734	539	479	(1,327)	2,032
Net income	$4,274	$2,839	$1,586	$1,688	$(2,495)	$7,892
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	(1)	134
Net income attributable to equity holders of the Bank	$4,274	$2,714	$1,576	$1,688	$(2,494)	$7,758
Average assets ($ billions)	449	232	35	495	208	1,419
Average liabilities ($ billions)	389	180	40	475	254	1,338

(1)

Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment. Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which has resulted in a lower TEB gross-up for fiscal 2024.

(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2024 amounting to $55 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $(9); International Banking – $248; Global Wealth Management – $18; and Other – $(59).

(7)	Includes impairment charge on software intangible assets in the Other segment.

For the year ended October 31, 2023
Taxable equivalent basis ($ millions)	Canadian Banking(1)(2)	International Banking(1)(2)	Global Wealth Management(1)	Global Banking and Markets(1)	Other(1)(3)	Total(2)
Net interest income(4)	$9,761	$8,131	$842	$1,572	$(2,044)	$18,262
Non-interest income(5)(6)	3,046	2,910	4,449	3,980	(433)	13,952
Total revenues	12,807	11,041	5,291	5,552	(2,477)	32,214
Provision for credit losses	1,443	1,868	10	101	–	3,422
Depreciation and amortization(7)	583	563	179	221	274	1,820
Other non-interest expenses	5,283	5,356	3,171	2,841	650	17,301
Income tax expense	1,514	699	491	621	(1,104)	2,221
Net income	$3,984	$2,555	$1,440	$1,768	$(2,297)	$7,450
Net income attributable to non-controlling interests in subsidiaries	–	106	9	–	(3)	112
Net income attributable to equity holders of the Bank	$3,984	$2,449	$1,431	$1,768	$(2,294)	$7,338
Average assets ($ billions)	450	237	34	490	185	1,396
Average liabilities ($ billions)	372	179	40	455	273	1,319

(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2023 amounting to $473 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $72; International Banking – $250; Global Wealth Management – $18; Global Banking and Markets – $1; and Other – $(188).

(7)	Includes impairment charge on software and other intangible assets in the Other segment.

216 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Geographical segmentation

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2024(1) ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$8,933	$870	$2,397	$1,425	$2,020	$690	$1,849	$1,068	$19,252
Non-interest income(2)	8,535	1,588	996	530	433	479	1,180	677	14,418
Total revenues(3)	17,468	2,458	3,393	1,955	2,453	1,169	3,029	1,745	33,670
Provision for credit losses	1,701	28	380	501	626	561	150	104	4,051
Non-interest expenses	11,198	1,383	1,610	741	969	723	1,440	1,631	19,695
Income tax expense	951	182	337	170	156	(33)	306	(37)	2,032
Net income	3,618	865	1,066	543	702	(82)	1,133	47	7,892
Net income attributable to non-controlling interests in subsidiaries	–	–	24	3	42	(50)	115	–	134
Net income attributable to equity holders of the Bank	$3,618	$865	$1,042	$540	$660	$(32)	$1,018	$47	$7,758
Total average assets ($ billions)	$874	$218	$64	$27	$56	$14	$35	$131	$1,419
Total average liabilities ($ billions)	$854	$189	$59	$21	$53	$14	$32	$116	$1,338

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net income from investments in associated corporations for Canada – $(68), Mexico – $11, Peru – $4, Chile – $6, Caribbean and Central America – $109, and Other International – $136.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2023(1) ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$8,535	$1,019	$2,168	$1,320	$1,830	$564	$1,743	$1,083	$18,262
Non-interest income(2)	8,597	1,351	865	451	593	418	1,126	551	13,952
Total revenues(3)	17,132	2,370	3,033	1,771	2,423	982	2,869	1,634	32,214
Provision for credit losses	1,492	59	270	404	604	392	123	78	3,422
Non-interest expenses	10,982	1,246	1,488	727	1,014	661	1,427	1,576	19,121
Income tax expense	1,041	276	312	162	135	(21)	300	16	2,221
Net income	3,617	789	963	478	670	(50)	1,019	(36)	7,450
Net income attributable to non-controlling interests in subsidiaries	(3)	–	22	1	18	(34)	108	–	112
Net income attributable to equity holders of the Bank	$3,620	$789	$941	$477	$652	$(16)	$911	$(36)	$7,338
Total average assets ($ billions)	$844	$215	$58	$28	$61	$14	$34	$142	$1,396
Total average liabilities ($ billions)	$832	$180	$53	$21	$59	$12	$31	$131	$1,319

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net income from investments in associated corporations for Canada – $(115), Peru – $3, Chile – $10, Colombia – $(2), Caribbean and Central America – $117, and Other International – $140.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

31	Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2024	2023
Salaries and cash incentives(1)	$25	$23
Equity-based payment(2)	29	32
Pension and other benefits(1)	2	2
Total	$56	$57

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 27 for further details of these plans.

2024 Scotiabank Annual Report | 217

Consolidated Financial Statements

Loans and deposits of key management personnel

As at October 31 ($ millions)	2024	2023
Loans	$10	$13
Deposits	5	6

The Bank’s committed credit exposure to companies controlled by directors totaled $267 million as at October 31, 2024 (October 31, 2023 – $266 million), while actual utilized amounts were $199 million (October 31, 2023 – $165 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2024	2023
Net income / (loss)	$(15)	$(22)
Loans	209	209
Deposits	253	277
Guarantees and commitments	46	55

Scotiabank principal pension plan

The Bank manages assets of $6.0 billion (October 31, 2023 – $5.2 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.7 million (October 31, 2023 – $6.9 million) in fees.

218 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

32	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries(1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2024(2)	2023(2)
Canadian

Scotia Capital Inc.	Toronto, Ontario	$4,160	$3,723
BNS Investments Inc.	Toronto, Ontario	23,860	22,925
1832 Asset Management L.P.	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MD Financial Management Inc.	Ottawa, Ontario	2,826	2,711
Jarislowsky, Fraser Limited	Montreal, Quebec	956	997
Scotia Securities Inc.	Toronto, Ontario	73	63
Tangerine Bank	Toronto, Ontario	4,154	4,529
The Bank of Nova Scotia Trust Company	Toronto, Ontario	704	610
Scotia Mortgage Corporation	Toronto, Ontario	843	780
National Trust Company	Stratford, Ontario	408	388
Roynat Inc.	Calgary, Alberta	741	674
Scotia Dealer Advantage Inc.	Hamilton, Ontario	924	912

International

Scotia Holdings (USA) LLC(3)	New York, New York	7,654	7,218
Scotia Capital (USA) Inc.	New York, New York
Scotia Financing (USA) LLC	New York, New York
Nova Scotia Inversiones Limitada	Santiago, Chile	7,489	7,423
Scotiabank Chile S.A. (99.79%)	Santiago, Chile
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.39%)	Mexico City, Mexico	6,966	6,812
Scotiabank Inverlat, S.A.	Mexico City, Mexico
Scotia Peru Holdings S.A.	Lima, Peru	5,779	5,700
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru
Multiacciones S.A.S.	Bogota, Colombia	973	1,100
Scotiabank Colpatria, S.A. (55.98%)(4)	Bogota, Colombia
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	796	914
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	681	585
Scotiabank Uruguay S.A.	Montevideo, Uruguay
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	943	934
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,608	1,527
Scotia Group Jamaica Limited (71.78%)	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.90%)	Port of Spain, Trinidad and Tobago
Scotiabank (Barbados) Limited	Bridgetown, Barbados	237	307
BNS International (Bahamas) Limited	Nassau, Bahamas	11,180	13,842
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(3)	Effective July 1, 2023, Scotia Holdings (U.S.) Inc. converted to a Limited Liability Company and changed its name to Scotia Holdings (USA) LLC.
(4)	The Bank made a capital contribution to Scotiabank Colpatria S.A. in July 2023 which increased its ownership interest to 55.98% following the subsequent issuance of additional shares.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank’s accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

2024 Scotiabank Annual Report | 219

Consolidated Financial Statements

(b)	Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
		2024(1)		2023(1)
	Non-controlling interest %	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.	0.21% – 49.10%	$256	$24	$248	$17
Scotiabank Colpatria S.A.(2)(3)	44.02%	405	–	483	–
Scotia Group Jamaica Limited	28.22%	350	13	326	11
Scotiabank Trinidad and Tobago Limited	49.10%	464	49	449	53
Other	0.0005% – 49.35%(4)	232	2	223	20
Total		$1,707	$88	$1,729	$101

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)

Non-controlling interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of the 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(3)	The Bank made a capital contribution to Scotiabank Colpatria S.A. in July 2023 which increased its ownership interest to 55.98% following the subsequent issuance of additional shares.
(4)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2024				As at and for the year ended October 31, 2023
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$4,455	$226	$93,051	$82,223	$4,176	$1,901	$102,652	$91,928

33	Interest Income and Expense

For the year ended October 31 ($ millions)	2024(1)				2023(1)
	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(2)	$53,966		$42,177		$51,013		$38,348
Measured at FVOCI(2)	5,905		–		3,811		–
	59,871		42,177		54,824		38,348
Other	1,788	(3)	230	(4)	2,000	(3)	214	(4)
Total	$61,659		$42,407		$56,824		$38,562

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(3)	Includes dividend income on equity securities.
(4)	Includes interest on lease liabilities of $119 (2023 – $114) and insurance finance expense of $30 (2023 – $25).

220 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

34	Earnings Per Share

For the year ended October 31 ($ millions)	2024(1)	2023(1)
Basic earnings per common share
Net income attributable to common shareholders	$7,286	$6,919
Weighted average number of common shares outstanding (millions)	1,226	1,197
Basic earnings per common share(2) (in dollars)	$5.94	$5.78
Diluted earnings per common share
Net income attributable to common shareholders	$7,286	$6,919
Dilutive impact of share-based payment options and others(3)	(49)	(36)
Net income attributable to common shareholders (diluted)	$7,237	$6,883
Weighted average number of common shares outstanding (millions)	1,226	1,197
Dilutive impact of share-based payment options and others(3) (millions)	6	7
Weighted average number of diluted common shares outstanding (millions)	1,232	1,204
Diluted earnings per common share(2) (in dollars)	$5.87	$5.72

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)

Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

35	Guarantees, Commitments and Pledged Assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2024	2023
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$62,966	$48,417
Liquidity facilities	7,665	7,060
Indemnifications	791	940

(1)

The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

(ii)	Liquidity facilities

The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications.

2024 Scotiabank Annual Report | 221

Consolidated Financial Statements

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•

Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2024	2023
Commercial letters of credit	$1,049	$695
Commitments to extend credit(1)
Original term to maturity of one year or less	30,304	61,338
Original term to maturity of more than one year	242,489	222,705
Securities lending	58,477	56,174
Securities purchase and other commitments	844	736
Total	$333,163	$341,648

(1)	Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2024	2023
Assets pledged to:
Bank of Canada(1)	$229	$133
Foreign governments and central banks(1)	2,020	763
Clearing systems, payment systems and depositories(1)	2,460	1,810
Assets pledged in relation to exchange-traded derivative transactions	5,334	8,403
Assets pledged in relation to over-the-counter derivative transactions	25,487	26,871
Assets pledged as collateral related to securities borrowing and lending	149,669	150,698
Assets pledged in relation to covered bond program (Note 16)(2)	47,560	51,538
Assets pledged in relation to other securitization programs (Note 16)	4,022	3,169
Assets pledged under CMHC programs (Note 15)	18,392	22,108
Other	228	521
Total assets pledged	$255,401	$266,014
Obligations related to securities sold under repurchase agreements	174,335	140,296
Total(3)	$429,736	$406,310

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or used for securities lending transactions.
(3)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts

Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.

The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

222 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

36	Financial Instruments – Risk Management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2024:

•

extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. Risk appetite is approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 8. Note 11 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 11(c).

2024 Scotiabank Annual Report | 223

Consolidated Financial Statements

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e., exposures subject to credit risk capital. The Bank uses the Internal Ratings Based approach (IRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. Under the Advanced Internal Ratings Based (AIRB) approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Under revised Basel III rules, there are new IRB requirements for internally developed model parameters under AIRB, including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g., Large Corporates, Banks, etc.) the FIRB approach utilizes the Bank’s internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters. The remaining portfolios, including other individual portfolios, are treated under the standardized approach.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2024(1)				2023(1)
	Exposure at default(2)
Category	Drawn(3)	Undrawn commitments	Other exposures(4)	Total	Total
By counterparty type
Non-retail
IRB portfolio
Corporate	$204,357	$75,655	$77,588	$357,600	$391,575
Bank	17,153	14,446	25,049	56,648	55,096
Sovereign	245,009	3,350	10,499	258,858	253,293
	466,519	93,451	113,136	673,106	699,964
Standardized portfolio
Corporate	42,169	5,094	18,112	65,375	58,259
Bank	2,760	310	143	3,213	2,895
Sovereign	23,878	156	286	24,320	25,522
	68,807	5,560	18,541	92,908	86,676
Total non-retail	$535,326	$99,011	$131,677	$766,014	$786,640
Retail
IRB portfolio
Real estate secured	$249,586	$56,809	$–	$306,395	$288,659
Qualifying revolving	17,220	50,365	–	67,585	58,679
Other retail	33,666	4,999	–	38,665	39,273
	300,472	112,173	–	412,645	386,611
Standardized portfolio
Real estate secured	63,468	104	–	63,572	64,996
Other retail	53,820	9,332	62	63,214	60,440
	117,288	9,436	62	126,786	125,436
Total retail	$417,760	$121,609	$62	$539,431	$512,047
Total	$953,086	$220,620	$131,739	$1,305,445	$1,298,687
By geography(5)
Canada	$583,348	$161,659	$38,171	$783,178	$766,005
United States	141,510	35,889	60,802	238,201	223,574
Chile	52,760	3,983	3,436	60,179	66,733
Mexico	52,418	3,254	2,767	58,439	62,296
Peru	27,774	2,261	2,574	32,609	32,467
Colombia	13,033	1,278	704	15,015	16,833
Other International
Europe	15,975	5,659	17,142	38,776	43,281
Caribbean	32,347	2,248	1,575	36,170	33,974
Latin America (other)	15,897	958	887	17,742	21,672
All other	18,024	3,431	3,681	25,136	31,852
Total	$953,086	$220,620	$131,739	$1,305,445	$1,298,687

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)

Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.

(3)

Non-retail drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.

(4)

Other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

224 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. Commencing the first quarter of fiscal 2024, the Bank now calculates market risk capital based on the Standardized Approach under the new Fundamental Review of the Trading Book (FRTB) framework, including its Trading vs. Banking boundary requirements. Prior periods have not been restated to conform to the new FRTB requirements. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included in the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2024 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$60,501	$–	$–	$–	$–	$–	$–	$–	$3,359	$63,860
Precious metals	–	–	–	–	–	–	–	2,540	–	2,540
Trading assets
Securities	331	–	–	–	–	–	–	119,581	–	119,912
Loans	933	–	–	–	–	–	569	6,716	–	7,649
Other	–	–	–	–	–	–	–	2,166	–	2,166
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	200,543	–	–	–	–	–	200,543
Derivative financial instruments	–	–	–	–	44,379	–	39,736	–	–	44,379
Investment securities	147,607	–	–	–	–	5,008	–	–	217	152,832
Loans:
Residential mortgages(2)	61,467	289,358	–	–	–	–	–	–	116	350,941
Personal loans	711	101,821	3,847	–	–	–	–	–	–	106,379
Credit cards	–	13,892	162	–	–	–	–	–	3,320	17,374
Business & government	261,903	12,904	17,627	–	–	–	–	–	237	292,671
Allowances for credit losses(3)	(363)	(1,170)	–	–	–	–	–	–	(5,003)	(6,536)
Customers’ liability under acceptances	149	–	–	–	–	–	–	–	(1)	148
Property and equipment	–	–	–	–	–	–	–	–	5,252	5,252
Investment in associates	–	–	–	–	–	62	–	–	1,759	1,821
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,853	16,853
Other (including Deferred tax assets)	5,968	1,220	–	343	–	–	–	448	25,264	33,243

Total	$539,207	$418,025	$21,636	$200,886	$44,379	$5,070	$40,305	$131,451	$51,373	$1,412,027

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $56.3 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2023 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$86,883	$–	$–	$–	$–	$–	$–	$–	$3,429	$90,312
Precious metals	–	–	–	–	–	–	–	937	–	937
Trading assets
Securities	–	–	–	–	–	–	–	107,614	(2)	107,612
Loans	584	–	–	–	–	–	433	6,960	–	7,544
Other	–	–	–	–	–	–	–	2,712	–	2,712
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	199,325	–	–	–	–	–	199,325
Derivative financial instruments	–	–	–	–	51,340	–	36,512	–	–	51,340
Investment securities	117,172	–	–	–	–	4,022	–	–	(2,957)	118,237
Loans:
Residential mortgages(2)	65,381	278,688	–	–	–	–	–	–	113	344,182
Personal loans	800	99,214	4,156	–	–	–	–	–	–	104,170
Credit cards	–	14,100	251	–	–	–	–	–	2,758	17,109
Business & government	264,824	11,690	15,479	–	–	–	–	–	(171)	291,822
Allowances for credit losses(3)	(474)	(975)	–	–	–	–	–	–	(4,923)	(6,372)
Customers’ liability under acceptances	18,718	–	–	–	–	–	–	–	(90)	18,628
Property and equipment	–	–	–	–	–	–	–	–	5,642	5,642
Investment in associates	–	–	–	–	–	59	–	–	1,866	1,925
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	17,193	17,193
Other (including Deferred tax assets)	7,129	1,170	–	237	–	–	–	–	29,935	38,471

Total	$561,017	$403,887	$19,886	$199,562	$51,340	$4,081	$36,945	$118,223	$52,793	$1,410,789

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $60.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

2024 Scotiabank Annual Report | 225

Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2024, and October 31, 2023, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2023.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P and Fitch	Moody’s	Morningstar DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0565%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0565% – 0.0689%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0689% – 0.0813%
BBB+	Baa1	BBB (high)		87	0.0813% – 0.1185%
BBB	Baa2	BBB		85	0.1185% – 0.1860%
BBB-	Baa3	BBB (low)		83	0.1860% – 0.2581%
BB+	Ba1	BB (high)		80	0.2581% – 0.3581%
BB	Ba2	BB		77	0.3581% – 0.6668%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.6668% – 1.3555%
B+	B1	B (high)		73	1.3555% – 2.3298%
B to B-	B2 to B3	B to B (low)		70	2.3298% – 5.7966%
CCC+	Caa1	–		65	5.7966% – 14.9037%
CCC	Caa2	–	Watch list	60	14.9037% – 27.2859%
CCC- to CC	Caa3 to Ca	–		40	27.2859% – 46.7412%
–	–	–		30	46.7412% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2024. The Range does not include the upper boundary for the row.

Non-retail IRB portfolio

The credit quality of the non-retail IRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2024(1)				2023(1)
		Exposure at Default(2)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(3)	Total	Total
Investment grade	99 – 98	$150,557	$1,521	$22,044	$174,122	$171,655
	95	35,852	12,679	22,751	71,282	67,579
	90	14,275	12,368	22,953	49,596	63,244
	87	30,694	16,237	16,768	63,699	69,282
	85	28,252	13,252	8,476	49,980	58,705
	83	48,999	13,854	6,489	69,342	77,643
Non-Investment grade	80	40,114	10,144	4,512	54,770	54,968
	77	29,630	6,880	4,219	40,729	37,164
	75	19,495	4,373	3,456	27,324	26,291
	73	8,142	1,253	745	10,140	10,015
	70	2,845	505	441	3,791	3,226
Watch list	65	1,258	193	141	1,592	1,208
	60	903	53	30	986	1,225
	40	672	111	106	889	203
	30	225	6	1	232	106
Default	21	1,287	22	4	1,313	1,009
Total		$413,200	$93,451	$113,136	$619,787	$643,523
Government guaranteed residential mortgages(4)		53,319	–	–	53,319	56,441
Total		$466,519	$93,451	$113,136	$673,106	$699,964

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)	After credit risk mitigation.
(3)

Includes off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(4)	These exposures are classified as sovereign exposures and are included in the non-retail category.

226 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

Non-retail standardized portfolio

The non-retail standardized portfolio relies on external credit ratings (e.g. S&P, Fitch, Morningstar DBRS, etc.) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline. Non-retail standardized portfolio as at October 31, 2024 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $93 billion (October 31, 2023 – $87 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada, U.S., Mexico, Chile, Peru and Colombia.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2024, 24% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 51%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposures within each PD range by asset class:

As at October 31 ($ millions)	2024(1)						2023(1)
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low(3)	0.0000% – 0.0500%	$78,914	$53,982	$11,735	$612	$145,243	$123,755
Very Low	0.0501% – 0.1999%	93,065	19,270	29,997	6,587	148,919	145,654
Low	0.2000% – 0.9999%	40,708	5,502	12,655	20,146	79,011	80,470
Medium Low	1.0000% – 2.9999%	10,400	–	8,818	6,260	25,478	24,230
Medium	3.0000% – 9.9999%	28	617	3,349	3,530	7,524	7,506
High	10.0000% – 19.9999%	1,969	152	339	772	3,232	1,882
Extremely High	20.0000% – 99.9999%	971	134	583	575	2,263	2,363
Default	100%	568	115	109	183	975	751
Total		$226,623	$79,772	$67,585	$38,665	$412,645	$386,611

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)	After credit risk mitigation.
(3)	OSFI revised the Retail Probability of Default floor from 0.03% to 0.05% in 2023, under the Revised Basel III framework.

Retail standardized portfolio

The retail standardized portfolio of $127 billion as at October 31, 2024 (2023 – $125 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $64 billion (2023 – $65 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•

Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2024, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $359 billion (2023 – $315 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge. Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged was $300 billion (2023 – $313 billion), of which approximately $60 billion was not sold or re-pledged (2023 – $75 billion).

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 35(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of assets acquired in exchange for loans as at October 31, 2024 was $312 million (2023 – $334 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

2024 Scotiabank Annual Report | 227

Consolidated Financial Statements

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/Bank-specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 11(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

(i)	Non-trading interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates). The Bank actively manages its interest rate exposures with the objective of protecting net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risk.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rates across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

As at October 31 ($ millions)	2024						2023
	Net interest income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity
100 bp increase	$26	$(47)	$(21)	$(332)	$(1,006)	$(1,338)	$(99)	$(1,256)
100 bp decrease	$(63)	$32	$(31)	$26	$754	$780	$68	$824

228 | 2024 Scotiabank Annual Report

Consolidated Financial Statements

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2024, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $45 million (October 31, 2023 – $63 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies. A similar change in the Canadian dollar as at October 31, 2024 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $324 million (2023 – $356 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio and VaR limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of equity securities designated at FVOCI is shown in Note 13.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including the Enterprise VaR limit.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. In conjunction with the Bank’s implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, additional portfolios have been included in the VaR calculation. Prior period has been revised to reflect this change. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2024
($ millions)	As at October 31, 2024	Average	High	Low	As at October 31, 2023
Credit spread plus interest rate	$12.5	$13.6	$34.3	$6.8	$13.7
Credit spread	7.3	8.4	13.6	5.9	8.1
Interest rate	17.5	12.3	26.9	5.8	15.2
Equities	5.4	5.1	10.1	3.0	4.9
Foreign exchange	2.9	3.2	9.4	1.1	3.0
Commodities	2.8	2.6	4.6	1.3	2.9
Debt specific	3.6	3.4	4.8	2.3	3.7
Diversification effect	(15.0)	(13.1)	n/a	n/a	(11.0)
All-Bank VaR	$12.1	$14.9	$24.2	$8.3	$17.3

(d)	Operational risk

Operational risk is the risk of loss resulting from people, inadequate processes and systems, or from external events. Operational risk includes third party risk, fraud risk and legal risk. It exists in some form in each of the Bank’s business and support activities, and third parties with whom the Bank has entered a business or strategic arrangement for outsourcing activities, the provision of products or services, or other benefits. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk management refers to the discipline of systematic identification, assessment, measurement, mitigation, monitoring, and reporting of operational risk.

2024 Scotiabank Annual Report | 229

Consolidated Financial Statements

37	Acquisitions and Divestitures

Acquisitions

Acquisition announced that is expected to close in a future period

KeyCorp

On August 12, 2024, the Bank announced an agreement to acquire an approximate 14.9% pro-forma ownership interest in KeyCorp for approximately U.S. $2.8 billion through an all-cash purchase of newly issued voting common shares, at a fixed price of U.S. $17.17 per share. The transaction will be completed in two stages, an initial investment of 4.9% (Initial Investment) and an additional investment of approximately 10% (Additional Investment), for a total pro-forma ownership of approximately 14.9%, subject to receipt of regulatory approvals. Upon completion of the Additional Investment, the Bank will have the right to designate two individuals to serve on KeyCorp’s Board of Directors.

Acquisition of the Initial Investment of approximately 47.8 million shares was completed on August 30, 2024 for cash of U.S. $0.8 billion and recorded as an equity investment at fair value, with subsequent mark-to-market changes recorded in other comprehensive income.

Subject to regulatory approvals, the Additional Investment is expected to close in fiscal 2025. Upon completion of the Additional Investment, the Bank’s total interest in KeyCorp of approximately 14.9% will be accounted for as an investment in associate as the Bank will have significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest.

Any difference between the fixed transaction price and the quoted share price of KeyCorp at the date of acquisition of the Additional Investment will be recognized as a gain (loss) within profit or loss in the period of closing, with a corresponding increase (decrease) in the carrying value of the investment in associate.

Upon completion of the Additional Investment, the total impact to the Bank’s CET1 ratio from both stages of the transaction is expected to be approximately 55 basis points.

Divestitures

Divestiture announced that is expected to close in a future period

CrediScotia Financiera

On May 6, 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The transaction is subject to regulatory approvals and customary closing conditions.

The Bank recorded an impairment loss of $143 million in non-interest income and a credit of $7 million in non-interest expenses (collectively $90 million after-tax) this year, of which the majority relates to goodwill. The loss was recorded in the Other operating segment. Upon closing, the Bank’s CET1 capital ratio will increase by approximately three basis points.

Closed divestitures impacting the prior fiscal year

Canadian Tire’s Financial Services business (“CTFS”)

On October 31, 2023, the Bank signed and closed the sale of its 20% equity interest in CTFS to Canadian Tire Corporation.

The investment held by the Bank in CTFS was classified as an investment in associate. The carrying value of the Bank’s interest in the investment of $543 million was derecognized on the date of close and a net gain of approximately $367 million ($319 million after-tax) was recorded in non-interest income – other and reported in the Other operating segment. The transaction increased the Bank’s CET1 ratio by approximately 16 basis points.

230 | 2024 Scotiabank Annual Report

Shareholder Information

Annual meeting

Shareholders are invited to attend the 193rd Annual Meeting of Holders of Common Shares, to be held on April 8, 2025, at the Canadian Museum of Immigration at Pier 21, 1055 Marginal Road, Halifax, Nova Scotia beginning at 9:30 a.m. Atlantic Time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 11, 2025. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7

Dividend Dates for 2025

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

LEGACY SENIOR DEBT/DEPOSITS
Fitch	AA
Moody’s	Aa2
Morningstar DBRS	AA
Standard & Poor’s	A+

SENIOR DEBT(1)
Fitch	AA-
Moody’s	A2
Morningstar DBRS	AA(low)
Standard & Poor’s	A-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
Fitch	F1+
Moody’s	P-1
Morningstar DBRS	R-1(high)
Standard & Poor’s	A-1

SUBORDINATED DEBENTURES(2)
Fitch	A
Moody’s	Baa1
Morningstar DBRS	A(high)
Standard & Poor’s	A-

SUBORDINATED DEBENTURES (NVCC)
Fitch	A
Moody’s	Baa1(hyb)
Morningstar DBRS	A(low)
Standard & Poor’s	BBB+

SUBORDINATED ADDITIONAL TIER 1 CAPITAL NOTES (NVCC)
Fitch	BBB+
Moody’s	Baa3(hyb)
Morningstar DBRS	BBB(high)
Standard & Poor’s	BBB-

LIMITED RECOURSE CAPITAL NOTES (NVCC)
Fitch	BBB+
Moody’s	Baa3(hyb)
Morningstar DBRS	BBB(high)
Standard & Poor’s	BBB-

NON-CUMULATIVE PREFERRED SHARES (NVCC)
Fitch	BBB+
Moody’s	Baa3(hyb)
Morningstar DBRS	Pfd-2
Standard & Poor’s	BBB-/P-2(low)(3)

(1)	Subject to the Canadian Bank Recapitalization (Bail-in) regime
(2)	Excluding instruments with Non-Viability Contingent Capital Features
(3)	Canadian Scale

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Fitch, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA- by Fitch, A2 by Moody’s, AA (low) by Morningstar DBRS, and A- by S&P. As of October 31, 2024, all such rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

2024 Scotiabank Annual Report | 231

Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
40 Temperance Street Toronto, Ontario Canada M5H 0B4	1-800-4-SCOTIA
Financial Analysts, Portfolio Managers and other Institutional Investors
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 775-0798
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com
Global Communications
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, N.A.

Tel: 1-781-575-2000

E-mail: service@computershare.com

Street/Courier address:

C/O Shareholder Services

150 Royall Street, Canton, MA 02021

Mailing address:

PO Box 43078

Providence, RI 02940-3078

Corporate Secretary’s Department
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com

232 | 2024 Scotiabank Annual Report